Exhibit 99.1

Company Profile

CNOOC Limited (the“Company”, together with its subsidiaries, the“Group”or “we”) – incorporated in Hong Kong in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in oil and natural gas exploration, development, production and sales.

The Group has four major production areas offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is one of the largest offshore crude oil producers in Indonesia. The Group also has certain upstream assets in regions such as Africa and Australia.

As at 31 December 2007, the Group owned net proved reserves of approximately 2.6 billion BOE and its average daily net production was 469,407 BOE. The Group had 3,288 employees and total assets of approximately RMB179.8 billion.

Content

2	Financial Summary
3	Operating Summary
4	Milestones 2007
5	Chairman’s Statement
8	Operations Review
9	Exploration
11	Development
13	Engineering
13	Science and Technology Development
14	Internal Control and Risk Management System
15	Health, Safety and Environmental Protection
17	Corporate Citizen
17	Human Resources
19	Corporate Governance Report
30	Directors and Senior Management
35	Report of the Directors
40	Management Discussion and Analysis
44	Independent Auditors’ Report
45	Consolidated Income Statement
46	Consolidated Balance Sheet
47	Consolidated Statement of Changes in Equity
48	Consolidated Cash Flow Statement
49	Balance Sheet
50	Notes to Financial Statements
119	Supplementary Information on Oil & Gas Producing Activities (Unaudited)
124	Notice of Annual General Meeting
130	Glossary
131	Company Information

Financial Summary
(Amounts expressed in millions of RMB)

Consolidated Income Statement (Audited)
Year ended 31 December

	2003	2004	2005	2006	2007

Total revenue	40,950	55,222	69,456	88,947	90,724
Total expenses	(25,305)	(32,882)	(33,284)	(45,893)	(49,525)
Interest income/(finance costs), net	(171)	(235)	(741)	(1,050)	(1,359)
Exchange gains/(losses), net	(7)	29	287	308	1,856
Share of profit of associates	220	344	307	322	719
Investment income	123	72	248	613	902
Non-operating income/(expenses), net	315	519	28	876	(7)

Profit before tax	16,125	23,070	36,301	44,123	43,311
Tax	(4,628)	(6,931)	(10,978)	(13,196)	(12,052)

Profit for the year	11,497	16,139	25,323	30,927	31,258

Consolidated Balance Sheet (Audited)
As at 31 December

	2003	2004	2005	2006	2007

Current assets	29,263	35,293	44,421	47,892	54,645
Property, plant and equipment, net	42,849	57,182	66,625	103,406	118,880
Investment in associates	1,117	1,327	1,402	1,544	2,031
Intangible assets	–	–	1,300	1,409	1,331
Available-for-sale financial assets	–	–	1,017	1,017	1,819
Non-current assets classified
as held for sale	–	–	–	–	1,087

Total assets	73,229	93,802	114,765	155,268	179,793

Current liabilities	(9,307)	(10,402)	(13,616)	(14,481)	(21,402)
Non-current liabilities	(17,461)	(26,957)	(27,546)	(32,973)	(24,077)

Total Liabilities	(26,768)	(37,359)	(41,162)	(47,454)	(45,479)

Equity	46,461	56,443	73,603	107,814	134,315

Operating Summary
Year ended 31 December

	2003	2004	2005	2006	2007

Production
Net production of crude and liquids (barrels/day)
Bohai Bay	129,506	134,512	178,840	200,944	206,748
Western South China Sea	60,944	55,873	49,016	40,437	34,163
Eastern South China Sea	72,981	96,989	103,741	105,902	103,715
East China Sea	2,536	2,121	1,706	1,464	1,467
Overseas	40,497	29,941	23,565	23,973	25,735

Total	306,464	319,436	356,868	372,720	371,827

Net production of natural gas (mmcf/day)
Bohai Bay	47.1	47.7	49.1	64.5	70.2
Western South China Sea	127.8	215.2	229.6	251.8	237.3
Eastern South China Sea	–	–	–	23.1	27.4
East China Sea	14.2	17.1	18.3	21.2	24.0
Overseas	101.9	84.1	92.7	130.3	200.7

Total	291	364.1	389.6	490.9	559.6

Total net production (BOE/day)	356,729	382,513	424,108	457,482	469,407

Reserves at year end
Net proved crude and liquids reserves (mm barrels)
Bohai Bay	990.4	974.6	920.2	933.4	951.3
Western South China Sea	173.7	189.7	205.7	190.5	208.9
Eastern South China Sea	154.7	168.0	211.2	200.2	226.6
East China Sea	13.9	21.5	21.2	20.4	20.5
Overseas	103.4	101.9	99.1	145.3	156.7

Total	1,436.1	1,455.6	1,457.4	1,489.8	1,564.1

Net proved natural gas reserves (bcf)
Bohai Bay	566.6	706.2	740.7	765.0	761.5
Western South China Sea	2,564.0	2,484.8	2,604.0	2,648.1	2,539.2
Eastern South China Sea	548.2	730.8	784.2	792.0	779.4
East China Sea	275.3	403.4	402.2	390.0	373.8
Overseas	200.3	321.4	899.9	1,636.5	1,768.9

Total	4,154.4	4,646.6	5,430.9	6,231.6	6,222.8

Total net proved reserves
(million BOE)	2,128.5	2,230.0	2,362.6	2,528.5	2,601.2

Others
Reserve life (years)	16.3	15.9	15.3	15.1	15.2
Reserve replacement ratio (%)	187	173	186	199	142

Average realised price
Crude oil (US$/barrel)	28.11	35.41	47.31	58.90	66.26
Natural gas (US$/mcf)	2.87	2.75	2.82	3.05	3.30

Note:	Some of the Company’s operating data presented in this annual report includes its interest in an associate.

Milestones 2007

EXPLORATION
19	March	Progress made in the exploration of Yellow River Mouth trough, Bohai Bay and discovery of Bozhong 28-2 East

29	August	Announcement of six discoveries, including Jinzhou 25-1

22	November	Announcement of great achievements in independent exploration, three independent discoveries including Panyu 10-2

ENGINEERING, CONSTRUCTION AND DEVELOPMENT
11	May	Commencement of production of Weizhou 11-1 oilfield

27	June	Resumption of production of Liuhua 11-1 oilfield

24	September	Completion of construction and commencement of production of Southeast Sumatra Natural Gas Project Phase II

27	November	Commencement of production of Penglai 19-3 Phase II Platform C

27	December	Commencement of production of Jinzhou 21-1 oil and gas field; Bozhong 34-1 oilfield commenced production ahead of schedule

COOPERATION
6	August	Our parent, CNOOC, signed a PSC with Singapore Petroleum Company Limited (Note)

14	August	Our parent, CNOOC, signed two PSCs with Newfield Exploration Company (Note)

OTHERS
October	Mr. Fu Chengyu, the Company’s Chairman and CEO, ranked No. 21 in the list of 100 most powerful and influential people in business and finance throughout the Asia-Pacific by Asiamoney

November	Ranked the Best Asian Oil & Gas Asia Companies in China and top 3rd Best Oil & Gas Asia Companies in Asia by Euromoney

December	Awarded Best Shareholders’ Relations Oil & Gas Company in Asia 2007 and Mr. Fu Chengyu awarded the Best CEO in Asia Oil & Gas Industry in 2007 by Institutional Investors

Note:  The Company generally has the option to take up to 51% participating interests in the event of any commercial discovery.

Chairman's Statement

Fu Chengyu
Chairman and Chief Executive Officer

Dear Shareholders,

It is again time for me to report on our annual results. I am honored to report to you that during last year, CNOOC Limited has once again fulfilled our targets set at the beginning of the year.

Our net production for the year increased by 2.6% to 171 million barrels-of-oil-equivalent (BOE); our proven reserves amounted to 2.6 billion BOE, with a reserve replacement ratio of 142%; our net profit was approximately RMB31.3 billion. The board of directors (the “Board”) has proposed a final dividend of HK$0.17 per share.

The figures speak for themselves, demonstrating that CNOOC Limited has fulfilled its commitments, enhanced corporate values, and managed to maintain a stable track in maximizing shareholders’ return. You can be proud of your investment on CNOOC Limited while I am also honored about our remarkable results.

Nevertheless, we will not stop with what we have achieved. Enhancing corporate value and shareholders’ return is only one of our goals, although it has always been the most important one. I sincerely hope that in addition to enhancing the Company’s intrinsic value and creating value for shareholders, CNOOC Limited can contribute to the industry’s well-being and development, and further dedicate our efforts to address the energy needs of humanity and the community.

I would like to take this opportunity to share my thoughts with you so as to further increase your understanding of CNOOC Limited.

CREATOR OF CORPORATE VALUE AND SHAREHOLDERS’ VALUE

Since our listing, CNOOC Limited has been committed to maximize our corporate value and shareholders’ value. Over the past seven years, the Company has adhered to this principle with perseverance in various business practices, and reiterated this principle on various internal and external occasions.

2007 was another year of growth in corporate value and shareholders’ value. During the year, due to high oil prices, the market had high expectations on CNOOC Limited’s performance, and the Company continued to live up to their expectations.

We will not be satisfied to benefit solely from strong oil price and leave our corporate value to the hands of oil price only. We further hope to fully demonstrate our value by realising our growth potentials. In the past year, as always, we strived to optimize the Company fundamentals, to explore and further demonstrate our intrinsic value through discovering and revealing our potentials.

During the year, the Company continued to make positive progress in all business segments:

Exploration is fundamental for survival and growth of upstream oil companies. In 2007, upholding the tradition, the Company continued to invest substantial human resources and capitals in this segment, and made 12 commercial discoveries. Our reserve replacement ratio again maintained at more than 100%. In addition, the Company brought 5 new projects on stream successfully.

Despite the continued high oil price, promising results of explorations and smooth production, we still pursued to tighten our cost control in an environment of increasing inflationary pressure and overall surge in costs within the industry. During the period, the Company maintained its competitive cost structure, leaving more room for growth in shareholders’ value.

In 2007, we were pleased to see that the market has continued to uncover CNOOC Limited’s value at a steady pace. During the year, the oil price grew by 57.2%, and our share price increased by 79.7%.

In the future, CNOOC Limited will work hard to increase corporate value and generate more returns for shareholders. We will allocate more capital on exploration, so as to conduct more seismic data collection and drilling activities. To ensure the Company’s long-term growth, we will increase efforts on basic research and regional research aiming at significant discoveries, and strive to achieve even greater breakthrough. With respect to development and production, we will comprehensively utilize new technologies, maintain high and stable production of existing fields, and enhance oil recovery ratio.

We will devote great efforts on developing natural gas business, by fully capitalizing on China’s market potentials and leveraging on our existing advantages in the LNG market.

CONTRIBUTOR TO INDUSTRY PROGRESS

There are many century-old companies in the oil industry, compared with them, CNOOC Limited is a rather young company.

As such, CNOOC Limited has been a learner for relentless improvement and reforms since its establishment. In her growth history, we have adopted advanced western technology and learned the business model of industrial leaders. With all these efforts, we are transforming ourselves into a capable and efficient oil company with global competitiveness.

However, as a player in the industry, we sincerely hope that we can also make our own contribution to the industry advancement and development rather than only being a follower.

In 2007, the successful restart of Liuhua 11-1 oilfield marked an important step towards this target. Needlessly to say, this restart meant a lot to our production, and also demonstrated our capability to overcome challenges. What I would like to emphasize is the management and technology innovation brought by it to the whole industry.

As you are aware, Liuhua 11-1 oilfield was hit by a typhoon in 2006, and seven anchors and three hoses were broken. In shallow water, similar damages are not difficult to repair. But for Liuhua 11-1 oilfield, the picking up and repairing of a 13.5-inch hose to resume production had to be conducted in waterdepth of over 300 meters. It is hard to find a precedent under similar operational conditions and requirements.

CNOOC Limited mobilized all available domestic and foreign resources efficiently. With the spirit of innovation, the company finally managed to resume the production of Liuhua 11-1 oilfield on 27 June 2007 after being shutdown for more than a year. CNOOC Limited not only set up a good example for the deep water engineering, but also developed 7 advanced proprietary techniques.

The marginal oilfield development technology of the Company has the value of ‘turning waste to treasure’. In 2007, the commencement of the ‘super-small’ Bozhong 34-3/5 oilfield further proved that the Company had seized a cutting-edge competitiveness in applying this technology in the industry.

Generally speaking, offshore development costs are higher than those for onshore. To be profitable, newly discovered reserves should be larger to make an economic discovery. Bozhong 34-3/5 oilfield is located in Bohai Bay, with a small size and less development value. By introducing a “Three Ones” model, which means using one jacket, one pipeline and one cable to implement unmanned automatic production, we succeeded in commercially developing such a marginal field.

My personal experience taught me that technology innovations, management streamline and case sharing could play a positive role in a company’s growth. I do hope and believe that CNOOC Limited’s experience and lesson learnt from the restart of Liuhua 11-1 oilfield and development technology of marginal oilfields could bring benefits to the whole industry.

ENERGY PROBLEM SOLVER

As an energy company with strong sense of responsibility, we always hope to, together with other international energy players, contribute to tackling global energy problems and particularly the growing demand of China.

In this respect, our efforts are focused on three areas:

Firstly, we strived to increase our reserves and production. When it was listed in 2001, the Company’s reserves and production were only 1.79 billion BOE and 261.4 thousand BOE per day, respectively. By the end of 2007, such numbers have reached 2.6 billion BOE and 469.4 thousand BOE per day, representing an increase of 45.3% and 79.6% over the seven years, respectively. In 2001, the Company had only 16 oil and gas fields under production in offshore China. In 2007, the number of producing fields has reached 58, spreading all over offshore China.

Secondly, we looked for more overseas development opportunities on a value-driven basis. For an oil company seeking growth, this is an important way leading to greater and faster development.

Indeed, offshore China is our home field of operation. The vast exploration area and relatively lower exploration intensity mean that focusing on offshore China benefits more to our short-term development. However, I believe that in seeking for long-term development, CNOOC Limited should not give up any opportunity to go overseas.

Further, I firmly believe that nowadays, with growing demand for energy, in particular for clean energy, CNOOC Limited’s efforts on value-oriented overseas expansion and a rational exploitation of underground resources for human beings, together with its endeavor of performing corporate social responsibility to help to meet the global energy demand, in particular China’s demand, should be supported and encouraged.

Thirdly, we have consistently been engaged in energy conservation, emission reduction and clean energy. Since November 2007, the wind farm on Suizhong 36-1 oilfield has started to provide electricity for the field’s daily operation. Such a small shift to wind power alone will reduce carbon dioxide emissions by 3,500 tons per year. Such use of wind energy on offshore oilfield set up a precedent for the oil and gas industry in China. Among various CNOOC Limited’s achievements of energy conservation and emission reduction in 2007, it is only a minor point. But I believe it is a new starting point for the Company in supporting the research and use of new energy and better performing its mission of environment protection. In addition to Suizhong 36-1 oilfield, we have also applied our energy conservation and emission reduction policy in many other aspects, from technology innovation, implementation of “zero discharge” plan, resources recycling, optimization of lighting usage to water flow control. All these reflect our strong belief and determination of energy conservation and environmental protection, which in turn will contribute to solving energy problems.

With a firm and clear mission in mind, CNOOC Limited, full of youthful spirit, will strive to pursue its determined goals at full pace. I hope that in 2008 and in the future, you will continue your support to CNOOC Limited for achieving its goals, and join hands with us to turn to a new page of the Company’s development!

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 27 March 2008

Operations Review

EXPLORATION

Exploration is our leading segment. In recent years, the Company has enhanced its efforts in exploration activities. China offshore waters is the main area for our exploration activities. The exploration area in offshore China is over 700 thousand square kilometers, plus an additional vast deepwater area with huge potential. Offshore China has been our core development for many years.

In 2007, the Company enhanced its exploration activities in offshore China, achieving significant results in drilling activities and seismic data collection. The Company made 12 discoveries in offshore China, among which 11 are independent discoveries, namely Bozhong 28-2 East, Bozhong 26-3 and Jinzhou 25-1 located in Bohai Bay; Weizhou 11-7, Weizhou 11-8, Weizhou 5-7, Weizhou 11-2 and Weizhou 6-1 South in Western South China Sea; and Panyu 10-2, Panyu 11-5 and Panyu 35-2 in Eastern South China Sea. We’ve also made one PSC discovery, namely Kenli 20-1.

These discoveries were benefited from in-depth exploration researches and sophisticated explorations in the area, and further demonstrated the immense potential of China offshore waters. We believe that China offshore waters provide a solid resource base for our long-term development.

In addition, 10 structures in offshore China were successfully appraised, 9 of which are independent, including Jinxian 1-1, Bozhong 28-2 East, Bozhong 26-3, Jinzhou 25-1, Luda 4-2, Qikou 17-2, Weizhou 11-7, Weizhou 11-8 and Weizhou 6-8; Kenli 20-1 was a PSC appraisal. The successful appraisal of these structures provided a strong boost to the Company’s oil and gas field development and construction.

Benefiting from the Company’s successful exploration activities, our reserves have been growing steadily over the years. At the end of 2007, the Company’s proven reserves were approximately 2.6 billion BOE with a reserve replacement ratio of 142%.

In 2007, the Company has made the following progresses in exploration:

1.
Jinzhou 25-1 is a large discovery, which is expected to be developed into a large-scale oilfield. It contains light crude, and is precious since heavy oil accounts for the majority in Bohai Bay. One wildcat was drilled in Jinzhou 25-1 structure as early as 1985, but not commercial. In recent years, with a deeper understanding of the region and the structure, the Company conducted new researches in the structure. In 2007, four exploration wells were drilled in that structure with success. The successful discovery of Jinzhou 25-1 showed the huge exploration potential in the area, which will be an important site for the Company’s exploration.

2.
Success in rolling exploration in the shallow level of Northeastern ring of Yellow River mouth. In recent years, oilfields such as Bozhong 34-1 North and Bozhong 28-2 South were continuously discovered in the region. In 2007, building on the results of enhanced research in that region, we came out with a concept of exploration to the north and west, and have successfully drilled Bozhong 28-2 East and Bozhong 26-3 structures.

3.
New achievements were made again in Jinxian 1-1 appraisal. In 2007, we mainly appraised in Southern Jinxian 1-1, with three wells. As a result, our reserves were expanded and the overall development benefits of Jinxian 1-1 were enhanced.

4.
The rolling exploration in Weixinan maintained higher successful rates. In 2007, the rolling exploration in Weixinan contained 11 exploration wells, of which 10 are oil and gas discoveries; among 6 structures we explored, 5 are successful; one appraisal is also a success. Weizhou 11-7 and Weizhou 11-2 are expected to be sizable discoveries.

5.
Crude oil exploration in southern Panyu 4 trough achieved breakthrough. In 2007, two structures were drilled in the region, both are oil and gas discoveries. A 50 meters oil layer was discovered in the Panyu 10-2 structure drilled in the southern part of that region, marking a new development in the exploration activities in the region and expanding crude oil exploration potential in Panyu 4 trough.

Major exploration areas (km2)

TABLE OF MAJOR EXPLORATION WORKS IN 2007

	Exploration Wells			New Discoveries		Successful Appraisals Wells			Seismic Data
	Independent		PSC						2D (km)		3D (km2)

	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Bohai	12	24	4	1	3	1	15	1	–	–	3,554	–

Western South
China Sea	9	5	–	–	5	–	5	–	5,893	6,681	252	1,059

Eastern South
China Sea	6	2	1	–	3	–	–	–	3,246	3,684	187	3,667

East China sea	–	–	–	–	–	–	–	–	–	–	132	–

Offshore China Subtotal	27	31	5	1	11	1	20	1	9,139	10,365	4,125	4,726

Overseas	7	–	–	–	–	–	–	–	4,473	–	364	–

Total	34	31	5	1	11	1	20	1	13,612	10,365	4,489	4,726

6.
Progress was made in natural gas exploration. In 2007, Baiyun trough in Eastern South China Sea and Wenchang A trough in Western South China Sea had natural gas discoveries. Panyu 35-2 was discovered in Baiyun trough, with a gas layer exceeding 30 meters and a maximum daily test production of 660,000 cubic meters of natural gas.

DEVELOPMENT

2007 was an extraordinary year in our history. While we shared the joy of the resumption of production of Liuhua 11-1 Oilfield, we also experienced the suspension of Dongfang 1-1 due to subsea pipeline incident. With concerted efforts, we achieved a net production of 171 million BOE, higher than the upper limit of our goal set at the beginning of the year, representing stable growth year-on-year.

Reviewing the difficult journey last year, we would like to highlight the following results:

1.	Liuhua 11-1 Oilfield has successfully resumed production
In May 2006, Liuhua 11-1 Oilfield was hit by typhoon “Chanchu”, and was forced to suspend production due to the damage of part of its production facilities. Facing with great operational difficulties in deepwater, shortage of equipment and service supply which means that the restarting time may be delayed to the second half of 2008, we developed and owned the intellect property rights of 7 leading and unique techniques applicable for the deepwater refloatation, so as to ensure the production resumption.

After more than one year of hard work, Liuhua 11-1 Oilfield successfully restarted production on 27 June 2007. Its 25 wells reopened after having been suspended for more than a year. The resumption of production ahead of schedule not only boosted the Company’s production target in 2007, but also contributed experiences in deepwater oil facility repair and production management.

2.	Strong and stable production of mature oilfields
Decreasing production from mature oilfields is a natural phenomenon, and controlling the rate of decline has always been our focus. In 2007, existing oilfields maintained a production time efficiency of over 90%, which contributed to achieving production target and stabilizing production. We wish to mention Suizhong 36-1 oilfield in particular. The effective water-flooding measures successfully maintained its stable production. Suizhong 36-1 oilfield has commenced production for many years, and can still maintain stable and high production, mainly benefiting from sophisticated reservoir management and scientific water injection measures. At the same time, the management of mature oilfields in Indonesia has also achieved good results.

3.
Innovative ideas in developing small oilfields. In recent years, the Company has strengthened research and development in marginal oilfields and successfully brought some marginal fields on stream. For example, Bozhong 34-3/5 achieved quick development and good results with a production capacity exceeding the original ODP, by sharing facilities with adjacent existing fields.

4.
Lufeng 13-2, Panyu 4-2 and Panyu 5-1 have reached their maximum potential. The production time efficiency and their high and stable production have been maintained through more sophisticated management measures.

5.	New projects came on stream in time.
In 2007, the Company commenced 5 new projects, including Penglai 19-3 II platform C, Bozhong 34-1, Jinzhou 21-1 and Weizhou 11-1 in offshore China, and SES gas Phase II in overseas, among which Bozhong 34-1, thanks to good project management, started production in 2007 instead of in 2008 as previously scheduled.

RESERVES AND PRODUCTION

	Net Production in 2007			Net Reserves as of 31 December 2007
	Subtotal	Oil	Natural Gas	Subtotal	Oil	Natural Gas
	BOE/day	Bbls/day	Mmcf/day	Mmboe	Mmbbls	Bcf
							v

Bohai Bay	218,447	206,748	70.2	1,078.2	951.3	761.5

Western South China Sea	75,573	34,163	237.3	632.1	208.9	2,539.2

Eastern South China Sea	108,279	103,715	27.4	356.5	226.6	779.4

East China Sea	5,462	1,467	24.0	82.8	20.5	373.8

Offshore China Subtotal	407,761	346,093	358.9	2,149.6	1,407.3	4,453.9

Asia	40,687	20,756	119.6	223.5	55.2	1,009.3

Oceania	20,959	4,979	81.1	155.6	29.0	759.6

Africa	–	–	–	72.5	72.5	–

Overseas Subtotal	61,646	25,735	200.7	451.6	156.7	1,768.9

Total	469,407	371,827	559.6	2,601.2	1,564.1	6,222.8

ENGINEERING

In 2007, our engineering projects were fully-loaded, with details as below,

Major projects in 2007

	Jackets		Platform Modules		Subsea
	Construction	Installation	Construction	Installation	Pipelines (km)

Bohai	12	10	6	6	95

Western South
China Sea	5	5	5	5	66

Eastern South
China Sea	1	1	1	1	2

The Company is expected to launch the following engineering projects in 2008: Penglai 19-3 II, Wencheng oilfields, Xijiang 23-1, Huizhou 25-3 and Ledong natural gas project. As planned, 10 new projects will commence production in 2008. In China offshore waters, the major projects, namely Penglai 19-3 II, Wencheng oilfields and Xijiang 23-1 are expected to commence production in 2008.

SCIENCE AND TECHNOLOGY DEVELOPMENT

In 2007, the Company continued to focus its scientific research on exploration and development. Certain of the research achievements were applied in operation, yielding positive results. Two technology achievements were honored with the Second State Technological Progress Award in 2007.

(1)	Major projects
The Company strengthened the selection and planning of technological research priorities. We mapped out major projects to keep track of the state-of-the-art technology, covering new areas and technologies of exploration, new technologies in enhanced offshore oil recovery, offshore marginal field development, deep water oilfield development, utilization of heavy oil and overseas exploration and development. By doing so, we strived to build a forward looking technology portfolio to support the long-term sustainable growth of the Company.

In addition, the Company has undertaken a few State Scientific Research projects, such as the “key technologies and facilities for deep water exploration and development in South China Sea”. In 2007, the researches were conducted smoothly. These are closely related to the Company’s operations, and will be beneficial to its development.

(2)	Critical Technological Research
During the year, a number of technological research findings led to major breakthroughs in our operations. Through technological innovation and integration of domestic and foreign resources, Liuhua 11-1 Oilfield, which has suspended production for one year, resumed production. We also achieved seven technological innovation. It has developed a new deep water repair model and trained a working team.

In addition, Weixinan oilfields in Beibu gulf has successfully applied well-bore stability technology, by applying such technology, it has not only solved the problem of well-bore instability but also achieved remarkable economic benefits.

INTERNAL CONTROL AND
RISK MANAGEMENT SYSTEM

We recognize that, it is the duty and obligation of our management to establish and maintain an Internal control and risk management system, which serves the Company’s strategic objectives and fits the actual needs of the Company.

The Company established an Investment and Risk Management Committee, which is responsible for investment decisions and risk management. All material decisions should be approved by at least two-thirds of the members of the committee. The Company cannot invest in any projects which have been objected by the committee. As such, decision making risks can be minimized institutionally.

In addition, the Investment and Risk Management Committee is responsible for, based on the Company’s strategies, setting the objective of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

In particular, in 2002, in order to safeguard the interest of investors and enhance the accuracy and effectiveness of financial reporting and financial information disclosure, the US Congress promulgated the “Sarbanes-Oxley-Act”, and also in 2004, the Stock Exchange of Hong Kong issued the “Code on Corporate Governance Practices”, which imposed a stricter regulatory requirement on corporate governance and internal control. Our management believe such requirements not only represent regulatory requirements imposed by the markets, but also assist our company in improving our management and creating shareholders’ value. These requirements will stimulate our management into paying more attention to the Company’s high-risk areas, ensuring that all critical risks in different levels and entities can be addressed and resolved.

The Company introduced the internal control framework developed by COSO of the US to establish control system and mechanism of internal control on financial, operational and compliance respects. The Company’s internal control system is continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure.

In 2007, the Company officially adopted the comprehensive risk control framework developed by COSO to ensure that various risk factors are monitored and under control.

Meanwhile, we understand that internal control is an area which demands continuous improvement. As a Hong Kong and US listed company, we will continue to strictly comply with all regulatory requirements, strengthen our internal control and risk management system, and maintain a high standard of corporate governance to ensure a healthier development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (HSE)

In 2007, the Company continued to reinforce its HSE system. Efforts were made on the ongoing improvement in respect of, among other things, employee health promotion initiatives, environmental protection management and safety training for onsite workers and contractors. Besides, a set of safety compliance standards were introduced to enhance the awareness of work safety, promote environmental protection, and strengthen the crisis management skills so as to ensure smooth operation.

In 2007, there was no material injury or liability claims for losses of over RMB1 million. The Company’s OSHA Statistics continued to be above average when compared with peers. Given such continuous improvement in performance, the Company’s HSE objectives for the year were successfully accomplished.

The development projects which came on stream during the year all underwent “three-simultaneities” reviews on HSE in accordance with the laws. Relevant government approvals have been obtained.

In 2007, the Company amended its Crisis Management Plan, and set up guidelines for the establishment of emergency command centres in branch companies. Through multi-level emergency drills and cooperation with contractors and local governments, our ability in handling emergency situations was greatly enhanced.

The Company continued to work with China Offshore Environmental Service Ltd. to set up Oil Spill Response Bases in Tangguh, Longkou, Weizhou, Zhuhai and Suizhong. Such initiatives strengthened our capability in handling oil spill emergencies.

In 2007, we placed more importance on our HSE management on contractors, and made further improvement.

In 2007, the Company also placed considerable emphasis on safety in helicopter, diving and vehicle operations. Professional assessors were hired to conduct management audits on helicopter companies engaged by the Company and to conduct safety checks on the relevant helicopters. Besides, special experts were also engaged to provide safety training on diving operations and traffic safety operations.

In 2007, we issued safety warnings, environmental protection information and health guidelines on a regular basis. We also published six booklets on “Implementation of Good Practice” to introduce good domestic and foreign HSE practice.

Promoting the culture and philosophy of HSE among the staff is our ongoing commitment. We encourage and demand all staff to put these concepts into practice in production and work life. For this purpose, we organized HSE training sessions for all the staff from the management to the operational staff. The topics cover HSE regulations, corporate policies, risk management and control, offshore rescue and special operations. The scope of our HSE training has been extended to the employees of our contractors. More than 30,000 people participated in such training during the year.

						Number	Rate
				Number	Rate	of Days	of Lost
		Number of	Rate of	of Lost	of Lost	Away &	Workdays &
	Gross	Recordable	Recordable	Workdays	Workdays	Working	Restricted	Death
	Man-hours	Cases	Cases	cases	Cases	Shifts	Days	Cases

Company staff	11,681,865	1	0.02	0	0	0	0	0

Staff of the Company and
direct contractors	61,232,385	40	0.13	15	0.05	401	1.31	0

CORPORATE CITIZEN

The Company has devoted its efforts to provide clean and reliable energy to the community. At the same time, social responsibility is another top priority. The Company is not only required to enhance its core competitiveness, improve the management system, and achieve sustainable development, but also to pay close attention to the stakeholders, so as to accomplish harmonious development of the Company and the community. We believe that social responsibilities covers various facets of corporate life, including primarily:

1.	Creating harmony among the staff, company, natural environment and social environment;

2.	Making active efforts to participate in poverty and disasters relief work, education charities, etc., to improve living standard and the environment of the public citizens;

3.	Participating in infrastructural facility construction, creating a harmonious atmosphere for mutual benefits between the Company and the community.

In 2007, towards the goal of reserves and production growth, we have been making active efforts in exploration and development to keep the upward momentum. In addition, it is also our mission to give back to the society through helping the poor, disaster victims and needy students by active participating in all sorts of social causes. In 2007, our major charity activities were as follows:

In May, we donated HK$2.85 million to the Chinese University of Hong Kong.

In August, we sponsored a visit of Dayang Yihao, China’s state-of-art research vessel, and donated HK$1 million.

In December, we donated RMB5.2 million to the Chinese Foundation for Lifeline Express and Hainan Light Journey for the establishment of the Micro Ophthalmic Surgical Training Center.

HUMAN RESOURCES

Enhancing communication and promoting staff satisfaction
During the year, the Company further strengthened the link between staff appraisal and salary increase, and strived to enhance communication so as to increase staff satisfaction.

People-centered, caring for staff
Human resources is our foundation. “People-centered, caring for staff” is our consistent philosophy. After years of training and practice, the Company has built up an experienced management team and staff. This will be an important guarantee for us to constantly improve and to meet future challenges.

Establishment of an efficient delegation system on the basis of the scientific evaluation
During the year, a new set of rules was formulated for the staff management of the Company of positions under the principle of “centralized control and decentralized management”. As a result, the overall staff management remains with the headquarters, while our staff is able to meet the needs for specific business development. Meanwhile, a systematic study was also conducted on the Company’s hierarchy, with the introduction of the concept of normal distribution. All departments and branches were evaluated to rationalize their structures.

Building corporate strength model as a solid foundation for core competitiveness
To further increase our competitiveness, we are systemically building our corporate strength model, and has established the professional strength model, and the exploration supervisor, project manager and onsite workers strength model. The establishment of such models is beneficial to recruitment, selection and promotion of competent employees of different disciplines in different positions.

Besides, the Company has established specific training system to nurture and develop our staff systematically. Also, we focused on the transition from the previous position-based human resources management system to a new model that focuses on the potential of individuals, which is in line with our “staff oriented” management philosophy. Furthermore, we developed an international talent list through the provision of target-oriented training and development programs for our international employees to ensure the supply of highly-qualified people to support our overseas development.

During the year, our existing performance appraisal system was also further enhanced to fulfill operational objectives and motivate various business units.

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2007, the Company executed its corporate governance policies strictly and sought to comply with relevant provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), ensuring that all decisions were made on principles of trust and fairness and in an open and transparent manner, so as to protect the interests of all shareholders.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.           DIRECTORS

A.1         The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer’s affairs. Directors should take decisions objectively in the interests of the issuer.”
•         The Board consists of twelve members, including four Executive Directors, three Non-executive Directors and five Independent Non-executive Directors.
•         The list of Directors, their respective biographies, and their respective roles in the Board Committees are set out on pages 31 to 33 and 131 respectively. The relevant information is also disclosed on the Company’s website.
•         The Board and Committee members of the Company are dedicated, professional and accountable. In addition, with internationally recognized figures serving on the international advisory board, the Company’s corporate governance standards are further enhanced.
•         Board meetings have been held 6 times during last year. In addition to the Board meetings, the members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as email, when necessary.
•         There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

Attendance at full Board meetings in 2007
No. of Meetings attended
(6 meetings in total)

Executive Directors
Fu Chengyu (Chairman)	6/6
Zhou Shouwei (Note 1)	5/6
Wu Guangqi (Note 2)	5/6
Yang Hua	6/6

Non-executive Directors
Luo Han (Note 3)	5/6
Cao Xinghe	6/6
Wu Zhenfang (Note 4)	4/6

Independent Non-executive Directors
Edgar W. K. Cheng	6/6
Chiu Sung Hong	6/6
Evert Henkes	6/6
Lawrence J. Lau	6/6
Tse Hau Yin, Aloysius	6/6

Note 1:	Mr. Zhou Shouwei appointed Mr. Fu Chengyu as his alternate to attend the Board meeting held on 8 November 2007 and to vote on his behalf.

Note 2:	Mr. Wu Guangqi appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 8 November 2007 and to vote on his behalf.

Note 3:	Mr. Luo Han appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 8 November 2007 and to vote on his behalf.

Note 4:
Mr. Wu Zhenfang appointed Mr. Wu Guangqi as his alternate to attend the Board meeting held on 8 February 2007, and appointed Mr. Fu Chengyu as his alternate to attend the Board meeting held on 29 August 2007 and to vote on his behalf.

•	The Company Secretary consulted the Directors on matters to be included in the agenda for regular Board meetings.
•
Dates of regular Board meetings are scheduled at least 2 months ahead to provide sufficient notice to give all Directors an opportunity to attend. For non-regular Board meetings, reasonable notice will be given.

•	Directors have access to the advice and services of the Company Secretary to ensure that Board procedures as well as all applicable rules and regulations are followed.
•	Minutes of the meetings of the Board and Board Committees are kept by the Company Secretary and open for inspection at any reasonable time on reasonable notice by any Director.
•
Minutes of meetings of the Board and Board Committees recorded in sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of Board meetings and Board committee meetings are sent to all Directors and all committee members respectively for their comments and records respectively.

•	The Committees of the Board are able, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Company’s expense.
•
If a substantial shareholder or a Director has conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a committee (except an appropriate Board committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who have no material interest in the transaction shall be present at such Board meeting.

A.2	Chairman and Chief Executive Officer
Principle: “There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer’s business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. The Board comprises five Independent Non-executive Directors who participate in the decision-making of the Board. Besides, the Audit Committee comprises solely Independent Non-executive Directors. The Company believes that the high involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
On the other hand, the senior management, under the direction of the Chief Executive Officer, is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Board and the senior management ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

•
The Company does not divide the roles of the Chairman and the Chief Executive Officer. The Board believes that this structure contributes to a strong and efficient leadership which is beneficial to the development of the Company. It also enables the Company to make and implement decisions promptly and efficiently. On the other hand, the balance of power and authority is ensured by the operations of the Board and the Board Committees. Further explanation on the deviation from the Code Provision is set out on page 28 of the annual report.

A.3	Board composition
Principle: “The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
The Board consists of twelve members: four of them are Executive Directors, three of them are Non-executive Directors and five of them are Independent Non-executive Directors. All Directors are expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of Directors of the Company.

•
The four Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. They are all engineers who are familiar with the Company’s business and have been exposed to dealing with leading global players in the oil and gas industry. Most of them have over 26 years of experience in petroleum exploration and operation.

•
The three Non-executive Directors of the Company are all individuals with immense experience in the parent Company’s respective fields of operation. Most of them have over 26 years of experience in petroleum exploration and operation.

•
The five Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•	The diverse background of the Board members ensures that they can fully represent the interests of all shareholders of the Company.

•
The Company has received annual confirmations from all its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company therefore considers all Independent Non-executive Directors independent.

A.4	Appointments, re-election and removal
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Company has established a Nomination Committee which consists of two Independent Non-executive Directors (Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau) and a Non-executive Director (Mr. Luo Han). A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 131 of the annual report.

•
The role of the Nomination Committee is to establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitive position of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (as necessary). The Board, based on the recommendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•
During the year ended 31 December 2007, the Nomination Committee recommended the following candidates as Directors:

Re-elected Mr. Wu Guangqi as Executive Director with effect from 25 May 2007; Mr. Luo Han as Non-executive Director with effect from 25 May 2007; Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius as Independent Non-executive Directors with effect from 25 May 2007.

Attendance of individual members at
Nomination Committee meetings in 2007

No. of Meetings attended
Directors	(3 meetings in total)

Luo Han (Chairman)	3/3
Edgar W. K. Cheng (Note 1)	2/3
Lawrence J. Lau	3/3

Note 1:	Dr. Edgar W. K. Cheng appointed Professor Lawrence J. Lau as his alternate to attend the Nomination Committee meeting held on 29 August 2007 and to vote on his behalf.

A.5	Responsibilities of Directors
Principle: “Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their role as Directors of the Company.

•
All Directors newly appointed to the Board receive appropriate briefing and training from the Company. The senior management and the Company Secretary will also conduct subsequent briefings as and when necessary, to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company and are able to discharge their responsibilities properly.

•
Each Independent Non-executive Director attended all regularly scheduled meetings of the Board and Committees on which such Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings. A number of Executive Directors, together with several Independent Non-executive Directors, attended the annual general meeting and the extraordinary general meeting and answered questions raised by the shareholders.

A.6	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.”

•
The Company’s senior management regularly supplies the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organised presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers were sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Company Secretary. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.           REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose information relating to its directors’ remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors’ remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.”

•
Comprising three Independent Non-executive Directors (Mr. Chiu Sung Hong, Mr. Evert Henkes, and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Cao Xinghe), the Remuneration Committee is responsible for reviewing and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 131 of the annual report.

•	Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2007, are set out on pages 71 to 72 of the annual report.

•
The major responsibilities and authorities of the Remuneration Committee are to make recommendations to the Board on the Company’s policy and structure for all remuneration of Directors and senior management, determine the specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee was mindful that levels of remunerations sufficient to attract and retain the Directors and senior management were needed to run the Company successfully, but at the same time avoid paying more than is necessary for this purpose. The Directors’ emolument package comprises Director’s fee, basic salaries and allowances, bonuses, share options and others. The following factors are considered when determining the Directors’ remuneration package:

—	Business needs and company development;

—	Responsibilities of the Directors and individual contribution;

—	Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions; and

—	The desirability of performance-based remuneration.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company sought to apply similar principles when determining the remuneration packages for senior management and other general staff, and employees are rewarded on a performance-rated basis as well as other fringe benefits such as social insurance, pension fund and medical cover.

Please refer to note 11 and note 12 to the financial statements on pages 71 to 73 for details of Directors’ remuneration and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee was determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

.•
The Remuneration Committee also administered the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•
The Remuneration Committee would consult the Chairman and Chief Executive Officer about its proposal relating to the remuneration of other Executive Directors and have access to professional advice if necessary.

Attendance of individual members at
Remuneration Committee meetings in 2007

No. of Meetings attended
Directors	(4 meetings in total)

Chiu Sung Hong (Chairman)	4/4
Evert Henkes	4/4
Tse Hau Yin, Aloysius	4/4
Cao Xinghe	4/4

C.           ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”
•
The Company has established a mechanism for reporting to the Board to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•
Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient detail by the Board.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding of the relevant matters for evaluation, in order to make well-grounded assessments.

•
The Company has established and maintained an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. An Investment and Risk Management Committee has been established and delegated to assess, analyze and identify key business risks of the Company and their impacts. Risk management reports are submitted to the Board periodically.

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the US Congress in 2002 to safeguard the interest of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditor of the Company has also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as Annual Report, Interim Report and announcements made through Hong Kong Stock Exchange’s website, the Company’s website and newspapers, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over time and its financial position.

•
The Company has also engaged an independent technical consultant firm to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 119 to 123).

C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders’ investment and the issuer’s assets.”

•
Directors of the Company regularly receive reports made by the management of the Company regarding the establishment and evaluation of the Company’s internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•
Based on the Company’s strategies, the Investment and Risk Management Committee of the Company is responsible for setting the objective of risk management and assessing key risks in major investment, important events and key business processes, and also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

•
The Audit Committee of the Board is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•
The management has chosen the internal control framework issued by COSO, established a system and mechanism over financial, operational and compliance controls and conducted an extensive and continuing review and evaluation of internal control of the Company. Through these efforts, the Company made continuing improvements to its control systems to ensure sufficient attention and controls are put in place to handle major risks faced by the Company, thus ensuring the timeliness, accuracy and integrity of all information reported. The Company will continue to improve such system to comply with regulatory requirements and to enhance corporate governance of the Company.

•
The management has evaluated the design and operating effectiveness of internal control regarding financial reporting as of 31 December 2007, and has not discovered any material weakness through the evaluation. On the basis of this evaluation, the Directors consider that as of 31 December 2007, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibility of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Audit Committee has reviewed, together with senior management and the external auditors, the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board also assessed the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management. A risk management system and mechanism has been set-up so that all key business risks of the Company will be paid sufficient attention and monitoring. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors, with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and chairman of the Audit Committee. A list of members of the Audit Committee is under the section headed “Company Information” on page 131 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope and procedures as well as its internal control systems.

•
Full minutes of Audit Committee meetings are kept by the Company Secretary. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•
The Audit Committee is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before it is tabled before the Board for approval, discussing with senior management and the external auditors;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditor’s engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company;

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendation to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

—	Made recommendation to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board for the re-appointment of Ernst & Young as external auditors, as well as the proposed auditor’s fees;

—	Reviewed the Company’s audit and non-audit services pre-approval policy to ensure auditor independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company.

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs and made recommendation for improvement; and

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at
Audit Committee meetings in 2007

Independent	No. of Meeting attended
Non-executive Directors	(4 meetings in total)

Tse Hau Yin, Aloysius (Chairman and
Financial Expert)	4/4
Chiu Sung Hong	4/4
Lawrence J. Lau	4/4

D.           DELEGATION BY THE BOARD

D.1	Management functions
Principle: “An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the Chief Executive Officer and the oversight of the Board. In addition to its general oversight of management, the Board also performs a number of specific functions.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

D.2	Board Committees
Principle: “Board Committees should be formed with specific written terms of reference which deal clearly with the Committees’ authority and duties.”

•	The Company has formed an Audit Committee, a Remuneration Committee and a Nomination Committee of the Board, each Committee with its own specific Charter.

E.           COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.”

•
The Board recognises the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•
The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors. In 2007, the Company was awarded by Institutional Investors as “The Most Shareholder-Friendly Company Oil & Gas”.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The Annual General Meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, are available to answer questions from shareholders at Annual General Meetings and Extraordinary General Meetings of the Company.

E.2	Voting by Poll
Principle: “The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.”

•
Details of the poll voting procedures and the rights of shareholders to demand a poll are set out on page 39 of this annual report, and are included in circulars to shareholders despatched by the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

•
The Company has also complied with the requirements concerning voting by poll under the Listing Rules. For example, voting was conducted by poll at the Company’s Extraordinary General Meetings held on 30 March and 6 December 2007 for the renewal of continuing connected transactions with CNOOC Finance and for the revised cap for a category of continuing connected transactions in respect of 2007 and renewal of continuing connected transactions in respect of 2008 to 2010.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code Provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2007, except for deviations from Code Provisions A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provision and the Company’s reasons for such deviations.

Code Provision A.2.1
Under Code Provision A.2.1, the roles of the Chairman and Chief Executive Officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1
Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Dr. Edgar W. K. Cheng, who was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGE IN COMPANY SECRETARY

Mr. Victor Zhikai Gao’s employment as Company Secretary of the Company ceased with effect from 25 April 2007 and Ms. Kang Xin was appointed as the Company Secretary of the Company in place of Mr. Victor Zhikai Gao with effect from 25 April 2007.

CODE OF ETHICS

The Board adopted a code of ethics (“Code of Ethics”) on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements.

All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissals.

The Company reviewed its Code of Ethics and adopted the revised code of ethics (“New Code of Ethics”) in 2005, as part of its continued efforts to improve its corporate governance standards. The Company has provided all its Directors and senior officers with a copy of the New Code of Ethics and requires them to comply with the New Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the New Code of Ethics.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company’s Code of Ethics and New Code of Ethics both incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2007, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditor (“Auditor”) for the financial year ended 31 December 2007. Services provided by the Auditor and fees charged by the Auditor for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditor for the audit of the Company’s annual financial statements or services that are normally provided by the Auditor in connection with statutory and regulatory filings or engagements were RMB10,443,277 (approximately US$1,308,353) for the financial year ended 31 December 2006 and RMB14,370,679 (approximately US$1,886,609) for the financial year ended 31 December 2007.

Audit-Related Fees
The aggregate fees billed for assurance and related services by the Auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB4,709,380 (approximately US$590,000) for the financial year ended 31 December 2006 and RMB1,599,612 (approximately US$210,000) for the financial year ended 31 December 2007. The audit-related services provided by the Auditor included assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditor for tax compliance, tax advice and tax planning were nil for the financial year ended 31 December 2006 and RMB266,602 (approximately US$35,000) for the financial year ended 31 December 2007.

All other fees
The aggregate fees billed for professional service rendered by the Auditor for risk management advisory services, and information systems reviews were nil for the financial year ended 31 December 2006 and RMB1,070,430 (approximately US$140,528) for the financial year ended 31 December 2007.

There are no other fees payable to the Auditor for products and/or services provided by the Auditor, other than the services reported above, for the financial year ended 31 December 2006 and for the financial year ended 31 December 2007.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/en/Governance_Statement.aspx

Directors and Senior Management

1.	Lawrence J. Lau
2.	Zhou Shouwei
3.	Fu Chengyu
4.	Edgar W. K. Cheng
5.	Chiu Sung Hong
6.	Yang Hua
7.	Evert Henkes
8.	Luo Han
9.	Tse Hau Yin, Aloysius
10.	Wu Zhenfang
11.	Wu Guangqi

EXECUTIVE DIRECTORS

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, in 1982 and was the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1995, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Fu is the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Zhou Shouwei
Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed Assistant President in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company in December 2005. He also serves as the Assistant President of CNOOC and the Director of CNOOC Finance Corporation Limited, and the Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

NON-EXECUTIVE DIRECTORS

Luo Han
Born in 1953, Mr. Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of CNOOC Nanhai East Corporation. In 1999, he served as the General Manager of CNOOC China Limited’s Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust Co., Ltd. and CNOOC Finance Corporation Limited, both being subsidiaries of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as the Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited and the Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC. He became the President of CNOOC Chemical Limited, a subsidiary of CNOOC, in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC, the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. He is at present Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council and an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd. He is currently a member of the Board of Directors of the Hong Kong Institute for Monetary Research, an independent non-executive director of American International Assurance Co. Ltd. and an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council and a member of the Commission on Strategic Development. He is currently Chairman of the Council for Sustainable Development and a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 – 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Evert Henkes
Born in 1943, Mr. Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell’s Metals Coordinator, Shell’s Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy, and became a non-executive director of Air Products and Chemicals Inc since 7 July 2006. Mr. Henkes was appointed as an Independent Non-executive Director of the Company with effect from 16 September 2003.

Lawrence J. Lau
Professor Lawrence J. Lau has been serving as Vice-Chancellor (President) of The Chinese University of Hong Kong since 1 July 2004. Born in 1944, Professor Lau graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. Professor Lau was awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999, and was conferred the degrees of Doctor, honoris causa, by Soka University and Doctor of Laws, honoris causa, by Waseda University in 2007. Professor Lau has been rendering academic and professional services to a large number of institutions. He is an Honorary Research Fellow of the Shanghai Academy of Social Sciences, and an Honorary Professor of the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Remin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. Professor Lau is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference. Professor Lau also serves as a member of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in July 2007. He also serves on the Boards of Directors of the Hong Kong Science and Technology Parks Corporation and the US-based Achievo Corporation, as well as those of the Far EasTone Telecommunications Co. Ltd. as an independent director and the Shin Kong Financial Holding Corporation as an independent supervisor, the latter two being companies listed in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited, Linmark Group Limited and Sinofert Holdings Ltd., companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

COMPANY SECRETARY

Kang Xin
Born in 1974, Ms. Kang Xin is the Company Secretary of the Company. She graduated from Peking University Law School. Ms. Kang joined CNOOC in 1997 as legal advisor. At the end of 2000, Ms. Kang joined CNOOC and Shell Petrochemicals Company Limited as legal advisor. Ms. Kang has served as Chief of the Legal Consultation Division of Legal Department at CNOOC and Legal Department at the Company since June 2004. Ms. Kang was appointed as the Company Secretary and Senior Counsel of the Company with effect from 25 April 2007.

OTHER MEMBERS OF SENIOR MANAGEMENT

Liu Jian
Born in 1958, Mr. Liu is the Executive Vice President of the Company. He is responsible for development and production of the Company. Mr. Liu is a senior engineer. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. Mr. Liu joined CNOOC in 1982. He has over 25 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, and the Deputy General Manager of the Tianjin Branch of CNOOC China Limited, the General Manager of the Zhanjiang Branch of CNOOC China Limited, the Senior Vice President and General Manager of Development and Production Department of the Company. He is also a Director of CNOOC China Limited, CNOOC International Limited, and CNOOC Southeast Asia Limited, which are all subsidiaries of the Company. He was appointed as an Assistant President of CNOOC on 8 November 2006.

Zhu Weilin
Born in 1956, Mr. Zhu is the Executive Vice President of the Company and General Manager of Exploration Department. He is responsible for the company’s exploration operations. Mr.Zhu is a senior engineer, he graduated from Shanghai Tongji University with a Ph.D degree. Mr. Zhu joined CNOOC in 1982. He has over 25 years of experience in the oil and gas industry. He served as the Chief Geologist of CNOOC Research Center, the Deputy General Manager and General Manager of Exploration Department, the General Manager of Zhanjiang Branch and vice president of the Company. He was appointed as the Chief Geologist of CNOOC on 6 August 2007.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company, the General Manager of Scientific Development Department, and the General Director of CNOOC China Limited Research Center. Mr. Chen is a senior engineer. He received his B.S. degree from Petroleum University of China and holds an MBA degree from Tsinghua University. He has over 25 years of experience in oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Deputy General Manager and General Manager of Administration Department of the Company.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Qingdao Oceanographic Institute with a Bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company.

Chen Bi
Born in 1961, Mr. Chen is a Vice President of the Company and General Manager of CNOOC China Limited, Tianjin Branch. He graduated from the Southwest Petroleum Institute, and received a Bachelor degree in Engineering. He received a Master’s degree of Petroleum Engineering from Edinburgh Heriot-Watt University in 1988. He received a degree of MBA from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, the Deputy Manager and then the General Manager of Development and Production Department of the Company.

Zhu Mingcai
Born in 1956, Mr. Zhu is a Vice President of the Company and General Manager of CNOOC International Limited (International Affairs Department). He graduated from Southwest Petroleum Institute with Bachelor degree in Engineer and received a MBA degree from Lancaster University in United Kingdom. Mr. Zhu joined CNOOC in 1985. He served as the Vice President of CNOOC Bohai Corporation, a subsidiary of CNOOC, the General Manager of Tianjin Branch and Shenzhen Branch of CNOOC China Limited.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of the Company and the President of CNOOC Southeast Asia Ltd. and is responsible for the Company’s businesses in Indonesia. He graduated from Zhejiang University with a Bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Deputy General Manager and General Manager of CNOOC China Limited, Shenzhen Branch.

CHANGES IN SENIOR MANAGEMENT OF THE COMPANY

Mr. Li Ning, a Senior Vice President of the Company, left the Company in February 2007.

Ms. Kang Xin was appointed as the Company Secretary of the Company with effect from 25 April 2007.

Report of the Directors
The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES
The principal activity of the Company is investment holding of its subsidiaries (together with the Company collectively referred to as the “Group”). These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS
Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2007 and the operating results for the year then ended.

LOANS
Please refer to note 28 to the financial statements on pages 85 to 86 for details of the long-term bank loans of the Group for the year ended 31 December 2007.

PROPERTY, PLANT AND EQUIPMENT
Please refer to note 17 to the financial statements on page 78 for net movements in property, plant and equipment of the Group for the year ended 31 December 2007.

RESERVES
The distributable reserves of the Company as at 31 December 2007, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB 51,131.5 million.

Please refer to the consolidated statement of changes in equity on pages 47 and note 33 to the financial statements on pages 102 to 103 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2007.

SUBSIDIARIES AND ASSOCIATED COMPANIES
Particulars of the Company’s subsidiaries and associated companies as at 31 December 2007 are set out in notes 19 and 20 to the financial statements on pages 80 to 82.

DIVIDENDS
An interim dividend of HK$0.13 per share was declared on 29 August 2007, and paid to the shareholders of the Company on 28 September 2007.

The Board recommended a payment of a final dividend of HK$0.17 per share for the year ended 31 December 2007, payable on 11 June 2008 to all shareholders on the register of members of the Company on 29 May 2008 subject to shareholders’ approval.

RETIREMENT BENEFITS
Please refer to note 34 to the financial statements on page 104 for details of the retirement benefits of the Group for the year ended 31 December 2007.

MAJOR SUPPLIERS AND CUSTOMERS
Purchases from the largest supplier of the Group for the year ended 31 December 2007 represented approximately 22% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 52% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2007 represented approximately 38% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 55% of the total oil and gas sales of the Group for the year ended 31 December 2007.

For the year ended 31 December 2007, except for the continuing connected transactions with its indirect controlling shareholder China National Offshore Oil Corporation (“CNOOC”) and its associates, as disclosed in the section headed “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS
Please refer to the section headed “Business Review” at page 17 of the annual report for information concerning the donations by the Group during the year.

CONNECTED TRANSACTIONS
The Independent Non-executive Directors have confirmed that the following connected transactions for the year ended 31 December 2007 to which any member of the Group was a party were entered into by the Group:
1.	in the ordinary and usual course of its business;
2.	either (a) on normal commercial terms, or (b) where there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

3.
in accordance with the relevant agreement governing them on terms that were fair and reasonable so far as the shareholders of the Company were concerned and in the interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2007:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)
The aggregate annual volume of transactions for the provision of exploration and support services to the Group did not exceed RMB3,500 million. (being the revised cap for such category for the year ended 31 December 2007, as approved by the independent shareholders of the Company on 6 December 2007).

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services to the Group did not exceed RMB10,458 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services to the Group did not exceed RMB4,132 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services to the Group did not exceed RMB504 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB463 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)
The aggregate annual volume of transactions for the sales of petroleum and natural gas products did not exceed RMB63,251 million (being the revised cap for such category for the year ended 31 December 2007, as approved by the independent shareholders of the Company on 29 September 2006).

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB3,599 million.

(iv)
As the waiver for the deposit services provided by CNOOC Finance Corporation Limited to the Group with the cap of RMB6.8 billion which expired on 7 April 2007 was not renewed, the Group has only continued to use the financial services provided by CNOOC Finance Corporation Limited to the extent that they are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules since then.

The independent auditors of the Group have reviewed the connected transactions referred to above and confirmed to the Directors that:

1.	the transactions have received the approval of the Board;

2.	the transactions were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	the transactions were entered into in accordance with the terms of the agreements governing the transactions; and

4.	the amount of the transactions has not exceeded the annual caps for which waiver was granted.

Please also refer to note 30 to the financial statements on pages 88 to 94 for a summary of the related party transactions which include the Group’s connected transactions.

On 8 November 2007, the Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited, China BlueChemical Ltd. and Offshore Oil Engineering Co., Ltd. respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates of the continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The renewal of the continuing connected transactions and the relevant annual caps for the three years from 1 January 2008 were approved by the independent shareholders of the Company on 6 December 2007. The categories and the relevant annual caps of the continuing connected transactions set out below are applicable for a period of three years from 1 January 2008 to 31 December 2010.

Categories of continuing
connected transactions	Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ending	(b)	Provision of oil	For the three years ending
	exploration and	31 December 2010,		and gas field	31 December 2010,
	support services	RMB6,296 million,		development and	RMB18,608 million,
		RMB7,555 million and		support services	RMB22,879 million and
		RMB9,066 million,			RMB26,759 million,
		respectively			respectively

(c)	Provision of oil	For the three years ending	(d)	Provision of	For the three years ending
	and gas field	31 December 2010,		marketing,	31 December 2010,
	production and	RMB5,124 million,		management and	RMB789 million,
	support services	RMB6,147 million and		ancillary services	RMB854 million and
		RMB6,885 million,			RMB967 million,
		respectively			respectively

(e)	FPSO vessel leases	For the three years ending
31 December 2010,
RMB1,908 million,
RMB3,182 million and
RMB3,250 million,
respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates
Provision of management,	For the three years ending
technical, facilities and	31 December 2010,
ancillary services, including	RMB100 million,
the supply of materials to	RMB100 million and
CNOOC and/or its associates	RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates
(a)	Sales of petroleum	For the three years ending	(b)	Long term sales of	For the three years ending
	and natural	31 December 2010,		natural gas and	31 December 2010,
	gas products	RMB94,440 million,		liquefied natural gas	RMB4,844 million,
		RMB156,692 million and			RMB7,118 million and
		RMB181,782 million,			RMB8,763 million,
		respectively			respectively

SHARE CAPITAL
Please refer to note 32 to the financial statements on page 95 for details of movements in the Company’s share capital for the year ended 31 December 2007.

SHARE OPTION SCHEMES
The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;
2.	2001 Share Option Scheme;
3.	2002 Share Option Scheme; and
4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved a new share option scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.

Please refer to note 32 to the financial statements on pages 95 to 98 for details regarding each of the share option schemes of the Company and options granted by the Company pursuant to each of the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme.

Save as those disclosed in note 32 to the financial statements on pages 99 to 101, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2007.

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2007.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2007, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance (“SFO”):

			Percentage
			of Total
		Ordinary Shares Held	Issued Shares

(i)	CNOOC (BVI) Limited (“CNOOC (BVI)”)	28,772,727,268	64.95%

(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.95%

(iii)	CNOOC	28,772,727,273	64.95%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is in turn a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2007, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 31 to 34 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company (as set out in note 32 to the financial statements on pages 99 to 100), as at 31 December 2007, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company’s directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No re-electing Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2007 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 11 and 12 to the financial statements on pages 71 to 73 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2007, the Company was not involved in any material litigation or arbitration and no material litigation or claims were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to high standards of corporate governance through the establishment of an efficient framework of policies, procedures and systems. Except for deviations from the Code Provisions A.2.1 and A.4.1, the Company has complied with the Code Provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2007.

Please refer to the Corporate Governance Report on pages 19 to 29 for details.

AUDITORS

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2007 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 29 May 2008.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69(a) of the Articles of Association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)	the Chairman of such meeting; or

(ii)	at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii)
any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv)
any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 27 March 2008

Management Discussion and Analysis

BUSINESS REVIEW AND PROSPECTS

In 2007, the Company maintained its high speed development with high efficiency. Each of its operation grew steadily.

For the year ended 31 December 2007, our total revenue amounted to RMB 90,723.8 million (US$11,892.1 million, the exchange rates used for 2007 and 2006 are 7.6289 and 7.9820 respectively), representing a 2.0% increase over last year. Net profit of the Group was RMB31,258.3 million (US$4,097.4 million), representing an increase of 1.1% over last year. The increase of net profit was mainly due to higher realized oil price and production growth.

As at 31 December 2007, the Group’s basic and diluted earnings per share were both RMB0.72.

In 2007, oil price maintained at high levels and nearly reached US$100 per barrel by the year-end. The main drivers included instability in oil producing countries and speculation. It is anticipated that oil price will remain at a relatively high level in 2008 due to complex factors.

In respect of our operating environment, the PRC government has tightened macroeconomic control. It is expected that China’s GDP growth may slightly slow down in 2008. The inflation rate has not had any sign of retreat since 2007. Raw material cost and service charges have been increasing continuously. In addition, the fiscal policy may be further tightened. All these factors are exerting higher pressure on the Company for cost control.

In order to capitalize on the opportunity of oil price hike, add more reserve and production volume, we will further increase capital expenditure on exploration and development in 2008. The Company will further enhance its exploration activities, collect more seismic data and drill more wells during the year. In offshore China, it is expected that Penglai 19-3 platforms II B/D/E, Wenchang oilfields and Xijiang 23-1 etc. will commence production in 2008. In addition, there are more than 15 projects under development. As such, the development capital expenditure will continue to increase.

CONSOLIDATED NET PROFIT

Our consolidated net profit increased 1.1% to RMB31,258.3 million (US$4,097.4 million) in 2007 from RMB30,926.9 million in 2006.

REVENUE

Our oil and gas sales increased 7.7% to RMB73,036.9 million (US$9,573.7 million) in 2007 from RMB 67,828.0 million in 2006. The increase was primarily attributable to higher oil prices in 2007. The average realised price for our crude oil increased US$7.36 per barrel, or 12.5%, to US$66.26 per barrel in 2007 from US$58.90 per barrel in 2006. We sold 134.6 million barrels of crude oil in 2007, representing a decrease of 0.6% from 135.4 million barrels in 2006. The average realised price for our natural gas increased US$0.25 per thousand cubic feet, or 8.7%, to US$3.30 per thousand cubic feet in 2007 from US$3.05 per thousand cubic feet in 2006. Sales volume of our natural gas increased 16.1% to 34.7 million BOE in 2007 from 29.9 million BOE in 2006.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 19.6% to RMB314.7 million (US$41.3 million) from RMB391.2 million in 2006. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenues was 1.8%, relatively unchanged from 2006. In 2007, over 86% of our revenues were contributed by customers located in China, with the remainder generated from overseas.

EXPENSES

Operating expenses
Our operating expenses increased 14.9% to RMB8,039.6 million (US$1,053.8 million) in 2007 from RMB 6,999.2 million in 2006. Operating expenses per BOE increased 11.8% to RMB47.3 (US$6.20) per BOE in 2007 from RMB42.3 (US$5.30) per BOE in 2006. Operating expenses per BOE offshore China increased 11.4% to RMB38.6 (US$5.05) per BOE in 2007 from RMB34.6 (US$4.34) per BOE in 2006, primarily as a result of higher service fees and raw material prices. Operating expenses per BOE overseas decreased 4.6% to RMB104.7 (US$13.72) per BOE in 2007 from RMB109.8 (US$13.76) per BOE in 2006, primarily as a result of the increased production volume of the North West Shelf Project in Australia, which has a lower than average cost structure among our overseas operations.

Production taxes
Our production taxes increased 5.5% to RMB3,497.4 million (US$458.4 million) in 2007 from RMB3,315.7 million in 2006, primarily as a result of increased oil and gas sales.

Exploration costs
Our exploration costs increased 101.3% to RMB3,432.4 million (US$449.9 million) in 2007 from RMB1,705.1 million in 2006. Exploration costs incurred offshore China and overseas in 2007 increased 50.0% and 268.6%, respectively, in 2007, the Company continued to invest substantial human resources and capital in exploration activities.

Depreciation, depletion and amortisation
Our depreciation, depletion and amortisation increased 6.4% to RMB7,374.5 million (US$966.6 million) in 2007 from RMB 6,933.2 million in 2006. Our average depreciation, depletion and amortisation per barrel increased 3.6% to RMB43.4 (US$5.69) per BOE in 2007 from RMB41.9 (US$5.25) per BOE in 2006, primarily as a result of the commencement of production of oil and gas fields in 2006 and 2007.

Dismantlement
Our dismantling expenses increased 18.9% to RMB561.7 million (US$73.6 million) in 2007 from RMB472.3 million in 2006, primarily as a result of the reevaluation of work commitments, higher service fees and raw material prices. Our average dismantling costs increased to RMB3.3 (US$0.43) per BOE in 2007 from RMB2.9 (US$0.36) per BOE in 2006.

Special Oil Gain Levy
Our Special Oil Gain Levy increased 71.7% to RMB6,837.2 million (US$896.2 million) in 2007 from RMB3,981.2 million in 2006, primarily as a result of our higher average realised oil price and the corresponding progressive rates imposed under the levy. In addition, as the levy was implemented in April 2006, we were subject to the levy for less than a full year in 2006.

Impairment losses related to property, plant and equipment
Our impairment losses increased 143.1% to RMB613.5 million (US$80.4 million) in 2007, from RMB252.4 million in 2006, primarily as a result of expected increase in future capital expenditures and lower reserve estimation with respect to an oil and gas field overseas.

Selling and administrative expenses
Our selling and administrative expenses increased 12.8% to RMB1,741.2 million (US$228.2 million) in 2007 from RMB1,543.8 million in 2006. Selling and administrative expenses for our offshore China operations increased 15.8% to RMB8.2 (US$1.07) per BOE in 2007 from RMB7.0 (US$0.88) in 2006, primarily as a result of higher prices in the PRC and share options expense recognised in 2007. Selling and administrative expenses for our overseas operations decreased 22.5% to RMB13.4 (US$1.76) per BOE in 2007 from RMB17.3 (US$2.17) per BOE in 2006, primarily as a result of the increased production volume of the North West Shelf Project in Australia, which has a lower than average cost structure among our overseas operations.

Finance costs, net
Our net finance costs increased 10.9% to RMB2,031.8 million (US$266.3 million) in 2007 from RMB1,832.1 million in 2006, primarily as a result of losses on fair value changes of the embedded derivative component of our convertible bonds and the effect of an increase in the amount of our provision of dismantlement arising from the passage of time, of which our interest income decreased 13.9% to RMB673.0 million in 2007 from RMB781.5 million in 2006, primarily as a result of an increase in financial investments in our short term asset portfolio.

Exchange gains/losses, net
Our net exchange gains incurred in 2007 were RMB1,856.0 million (US$243.3 million), representing an increase of RMB1,547.6 million (US$204.6 million) from net exchange gains of RMB308.4 million in 2006. Compared with 2006, the significantly increased exchange gains mainly came from dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in respond to the ongoing appreciation of RMB during 2007.

Investment income
Our investment income increased RMB289.4 million, or 47.2% to RMB902.4 million (US$118.3 million) in 2007 from RMB613.0 million in 2006, primarily as a result of realised gain from sales of investment funds and the shares of well-known public listed companies.

Share of profits of associates
Primarily contributed by good performance of one of our associate companies, CNOOC Finance Limited, our share of profits of associates increased 123.5% to RMB719.0 million (US$94.3 million) in 2007 from RMB321.7 million in 2007.

Non-operating income/expenses, net
Our net non-operating expenses for 2007 was RMB7.0 million (US$0.9 million), and our net non-operating income for 2006 was RMB 876.4 million. The decrease was primarily the result of a tax refund in 2006 in connection with re-investment in the PRC.

Income tax
Our income tax expense decreased 8.7% to RMB12,052.3 million (US$1,579.8 million) in 2007 from RMB13,196.3 million in 2006, primarily as a result of the deferred tax liability effect of the implementation of a tax rate decrease from 30% to 25% under the PRC Corporate Income Tax Law effective on 1 January 2008. Our effective tax rate for 2007 was 27.8%, versus 29.9% in 2006.

Cash generated from operating activities
Net cash generated from operating activities in 2007 amounted to RMB42,712.6 million (US$5,598.8 million), representing an increase of RMB3,487.0 million (US$684.5 million), or 8.9% from RMB39,225.6 million in 2006.

The increase in cash was mainly due to an increase in non-cash items such as depreciation, depletion and amortization expenses and impairment loss related to property, plant and equipment of RMB802.4 million (US$146.8 million).

Increase of cash flow was also partially offset by an increase of share of profit of associates of RMB397.4 million (US$54.0 million), decrease of profit before taxation of RMB812.6 million (US$149.3 million) and increase of net exchange gains of RMB1,547.3 million (US$204.6 million).

On the other hand, compared with 2006, the increase in operating cash flow was partially attributable to the increase in changes of working capital of RMB3,948.1 million (US$513.1 million). In addition, increase of investment income received of RMB396.4 million (US$53.5 million) and decrease in income taxes paid of RMB1,133.5 million (US$73.9 million) also contributed to the increase of net cash inflow from operating activities.

Capital expenditures and investments
Net cash outflow from investing activities in 2007 was RMB22,939.0 million (US$3,006.9 million), representing a decrease of RMB16,586.6 million (US$1,945.0 million), or 42.0% from RMB39,525.6 million in 2006.

In line with our "successful efforts" method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB26,942.1 million (US$3,531.6 million) in 2007, representing a decrease of RMB17,274.5 million (US$2,007.9 million), or 39.1%, from RMB44,216.6 million in 2006. Our development expenditures in 2007 mainly related to the development of OML130, Penglai 19-3 Phase II, Luda 22-1, Bozhong 34-1, Liuhua 11-1 and Xijiang 23-1 oil and gas fields. Compared with 2006, there were no significant merger and acquisition expenditures.

In addition, cash inflow was attributable to the time deposits with maturities over three months of RMB2,032.8 million (US$266.5 million) and the net proceeds from sales of the available-for-sale financial assets and disposal of property, plant and equipment of RMB8,577.3 million (US$1,124.3 million). On the other hand, the cash outflow was attributable to the purchases of held-to-maturity financial asset of RMB3,000.0 million (US$393.2 million) and available-for-sale financial assets of RMB3,607.0 million (US$472.8 million).

Financing activities
Net cash outflow arising from financing activities in 2007 was RMB10,645.8 million (US$1,395.5 million), an net cash inflow of RMB6,038.6 million in 2006, representing an net increase of cash outflow of RMB16,684.4 million from 2006. In 2007 the net cash outflow was mainly due to the distribution of dividends of RMB11,523.7 million, and the repayment of bank loans of RMB17.8 million. It was partially offset by the cash inflow which was mainly contributed by bank borrowings of RMB895.7 million.

The gearing ratio of the Company was 7.9% which is defined as interest bearing debt divided by interest bearing debt plus equity.

Market risks
Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk
As our oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on us. Unstable and high volatility of international oil prices will have a significant effect on our net sales and net profits.

Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the United States dollar ("US dollars"). From that day to 31 December 2007, Renminbi appreciated by approximately 13.31% against the US dollar.

Interest rate risk
As of the end of 2007, the interest rates for 78% of the Company’s debts were fixed. The term of the weighted average balance was approximately 8.5 years. Fixed interest rate is considered to be favourable under the environment of interest rate hikes as it can reduce fluctuation in finance cost.

EMPLOYEES

We had 3,288 employees as at 31 December 2007.

We have adopted 4 share option schemes for directors, senior management and other eligible grantees of the Company since 4 February 2001. The Board has granted options to directors, senior management and other eligible grantees pursuant to each share option scheme.

During the year, the Company took steps to enhance the planning and budget control of its labor costs by implementing target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy rate of their compensation budgets.

At the same time, in order to maximize our return on human resources, the Company paid particular attention to critical business units and key positions in formulating compensation budgets and resources allocation.

In addition, the Company made adjustments to the compensation and allowance policy for staff based on the inflation rates and exchanges rates of their homeland countries/regions.

CHARGES ON ASSETS

CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

CONTINGENT LIABILITIES

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45% working interest in the Offshore Oil Mining Lease 130 ("OML130") in Nigeria (the "OML130 Transaction") and the OML130 Transaction was completed on 20 April 2006. The OML130 project is still in the exploration and development phase.

In 2007, a local tax office in Nigeria (the "Nigeria local tax office") conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement in the tax filings made for the OML130 Transaction. The final tax audit results might affect the acquisition cost of the Company for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses and/or adjustment to the acquisition cost of OML130 which might arise as a result of the dispute.

Independent Auditors' Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the "Company") and its subsidiaries (the "Group") set out on pages 45 to 118, which comprise the consolidated and company balance sheets as at 31 December 2007, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ responsibility for the financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
27 March 2008

Consolidated Income Statement
Year ended 31 December 2007
(All amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2007	2006

REVENUE
Oil and gas sales	6, 30	73,036,906	67,827,953
Marketing revenues	7	17,397,338	20,964,093
Other income		289,587	155,238

		90,723,831	88,947,284

EXPENSES
Operating expenses		(8,039,603)	(6,999,184)
Production taxes		(3,497,440)	(3,315,661)
Exploration expenses		(3,432,419)	(1,705,075)
Depreciation, depletion and amortisation	9	(7,374,469)	(6,933,214)
Dismantlement	31	(561,701)	(472,269)
Special oil gain levy	8	(6,837,213)	(3,981,170)
Impairment losses related to property, plant and equipment	17	(613,505)	(252,357)
Crude oil and product purchases	7	(17,082,624)	(20,572,935)
Selling and administrative expenses		(1,741,161)	(1,543,777)
Others		(344,679)	(117,301)

		(49,524,814)	(45,892,943)

PROFIT FROM OPERATING ACTIVITIES		41,199,017	43,054,341

Interest income	9	672,987	781,536
Finance costs	10	(2,031,788)	(1,832,130)
Exchange gains, net	9	1,855,968	308,382
Investment income	9	902,378	613,028
Share of profits of associates		719,039	321,676
Non-operating income/(expenses), net		(6,979)	876,423

PROFIT BEFORE TAX	9	43,310,622	44,123,256
Tax	13	(12,052,323)	(13,196,313)

PROFIT FOR THE YEAR		31,258,299	30,926,943

DIVIDENDS
Interim dividend	15	5,547,488	5,334,091
Proposed final dividend	15	7,052,445	6,001,819

		12,599,933	11,335,910

EARNINGS PER SHARE
Basic	16	RMB0.72	RMB0.73
Diluted	16	RMB0.72	RMB0.73

DIVIDEND PER SHARE
Interim dividend	15	RMB0.12	RMB0.12
Proposed final dividend	15	RMB0.16	RMB0.14

Consolidated Balance Sheet
31 December 2007
(All amounts expressed in thousands of Renminbi)
		Group
	Notes	2007	2006

NON-CURRENT ASSETS
Property, plant and equipment, net	17	118,880,204	103,406,376
Intangible assets	18	1,331,204	1,409,053
Interests in associates	20	2,030,999	1,543,515
Available-for-sale financial assets	24	1,818,732	1,017,000

Total non-current assets		124,061,139	107,375,944

CURRENT ASSETS
Accounts receivable, net	21	7,129,848	5,437,873
Inventories and supplies	22	2,345,887	1,691,479
Due from related companies	30	3,299,392	2,340,447
Held-to-maturity financial asset	23	3,000,000	–
Available-for-sale financial assets	24	6,687,948	12,390,058
Other current assets		1,625,663	2,435,363
Time deposits with maturity over three months	25	7,200,000	9,232,797
Cash and cash equivalents	25, 30	23,356,569	14,364,055
		54,645,307	47,892,072
Non-current asset classified as held for sale	42	1,086,798	–

Total current assets		55,732,105	47,892,072

CURRENT LIABILITIES
Accounts payable	26	5,051,420	4,145,977
Other payables and accrued liabilities	27	9,051,258	5,481,499
Current portion of long term bank loans	28	–	17,816
Due to the parent company	30	587,228	456,961
Due to related companies	30	1,533,424	1,175,271
Tax payable	13	4,690,026	3,203,856

		20,913,356	14,481,380
Liabilities directly associated with non-current asset
classified as held for sale	28, 42	488,322	–

Total current liabilities		21,401,678	14,481,380

NET CURRENT ASSETS		34,330,427	33,410,692

TOTAL ASSETS LESS CURRENT LIABILITIES		158,391,566	140,786,636

NON-CURRENT LIABILITIES
Long term bank loans	28	2,720,431	2,438,172
Long term guaranteed notes	29	8,325,519	17,885,841
Provision for dismantlement	31	6,737,319	5,412,581
Deferred tax liabilities	13	6,293,559	7,236,169

Total non-current liabilities		24,076,828	32,972,763

Net assets		134,314,738	107,813,873

EQUITY
Equity attributable to equity holders of the Company
Issued capital	32	942,541	923,653
Reserves	33	133,372,197	106,848,275

		134,314,738	107,771,928
Minority interest		–	41,945

Total equity		134,314,738	107,813,873

Zhou Shouwei	Yang Hua
Director	Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2007
(All amounts expressed in thousands of Renminbi)

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non- distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Minority Interests	Total equity

Balances at 1 January 2006	876,635	20,766,048	(512,943)	11,681,974	208,336	36,332,656	4,250,391	73,603,097	—	73,603,097
Changes in fair value of available-for-sale
investments	—	—	—	—	(9,059)	—	—	(9,059)	—	(9,059)
Exchange realignment	—	—	(1,257,594)	—	—	—	—	(1,257,594)	—	(1,257,594)

Total income and expenses for the year
recognised directly in equity	—	—	(1,257,594)	—	(9,059)	—	—	(1,266,653)	—	(1,266,653)
Profit for the year	—	—	—	—	—	30,926,943	—	30,926,943	—	30,926,943

Total income and expenses for the year	—	—	(1,257,594)	—	(9,059)	30,926,943	—	29,660,290	—	29,660,290
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	41,945	41,945
2005 final dividend declared	—	—	—	—	—	(229,229)	(4,250,391)	(4,479,620)	—	(4,479,620)
2006 interim dividend	—	—	—	—	—	(5,334,091)	—	(5,334,091)	—	(5,334,091)
Proposed 2006 final dividend	—	—	—	—	—	(6,001,819)	6,001,819	—	—	—
Transfer to/(from) reserve**	—	—	—	5,000,000	—	(5,000,000)	—	—	—	—
Issue of shares	46,994	14,195,775	—	—	—	—	—	14,242,769	—	14,242,769
Exercise of share options	24	3,691	—	—	—	—	—	3,715	—	3,715
Appropriation to statutory reserve	—	—	—	2,778,657	—	(2,778,657)	—	—	—	—
Equity-settled share option expenses	—	—	—	—	75,768	—	—	75,768	—	75,768

Balances at 31 December 2006*	923,653	34,965,514	(1,770,537)	19,460,631	275,045	47,915,803	6,001,819	107,771,928	41,945	107,813,873

Balances at 1 January 2007	923,653	34,965,514	(1,770,537)	19,460,631	275,045	47,915,803	6,001,819	107,771,928	41,945	107,813,873
Changes in fair value of available-for-sale
investments	—	—	—	—	3,416	—	—	3,416	—	3,416
Exchange realignment	—	—	(3,861,917)	—	—	—	—	(3,861,917)	—	(3,861,917)

Total income and expenses for the year
recognised directly in equity	—	—	(3,861,917)	—	3,416	—	—	(3,858,501)	—	(3,858,501)
Profit for the year	—	—	—	—	—	31,258,299	—	31,258,299	—	31,258,299

Total income and expenses for the year	—	—	(3,861,917)	—	3,416	31,258,299	—	27,399,798	—	27,399,798
2006 final dividend declared	—	—	—	—	—	25,598	(6,001,819)	(5,976,221)	—	(5,976,221)
2007 interim dividend	—	—	—	—	—	(5,547,488)	—	(5,547,488)	—	(5,547,488)
Proposed 2007 final dividend	—	—	—	—	—	(7,052,445)	7,052,445	—	—	—
Conversion from bonds	18,888	6,078,272	—	—	4,471,324	—	—	10,568,484	—	10,568,484
Appropriation to statutory reserve	—	—	—	539,369	—	(539,369)	—	—	—	—
Equity-settled share option expenses	—	—	—	—	98,237	—	—	98,237	—	98,237
Share of losses	—	—	—	—	—	—	—	—	(41,945)	(41,945)

Balances at 31 December 2007*	942,541	41,043,786	(5,632,454)	20,000,000	4,848,022	66,060,398	7,052,445	134,314,738	—	134,314,738

*	These reserve accounts comprise the consolidated reserves of approximately RMB133,372,197,000 (2006: RMB106,848,275,000) in the consolidated balance sheet.

**	In 2006, one of the Company’s subsidiaries, CNOOC China Limited, increased its share capital from RMB15 billion to RMB20 billion through the reinvestment of its retained earnings from prior periods.

Consolidated Cash Flow Statement
Year ended 31 December 2007
(All amounts expressed in thousands of Renminbi)
		Group
	Notes	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	35	53,041,602	50,901,846
Income taxes paid		(11,741,048)	(12,874,544)
Interest received		672,987	781,536
Dividends received from associates		231,555	180,000
Investment income received		660,509	264,134
Interest paid		(153,031)	(27,376)

Net cash inflow from operating activities		42,712,574	39,225,596

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		—	(21,175,390)
Additions of property, plant and equipment		(26,862,293)	(23,041,164)
Additions of intangible assets		(79,844)	—
Decrease in time deposits with maturity over three months		2,032,797	2,967,203
Purchases of available-for-sale financial assets		(3,606,978)	(12,281,407)
Disposals of available-for-sale financial assets		8,535,241	14,003,627
Increase in held-to-maturity financial asset		(3,000,000)	—
Proceeds from disposal of property, plant and equipment		42,040	1,520

Net cash outflow from investing activities		(22,939,037)	(39,525,611)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new or existing bank loans		895,702	2,413,780
Net proceeds on issue of shares		—	14,242,768
Repayment of bank loans		(17,816)	(807,858)
Dividends paid		(11,523,709)	(9,813,711)
Proceeds from exercise of share options		—	3,715

Net cash (outflow)/inflow from financing activities		(10,645,823)	6,038,694

NET INCREASE IN CASH AND CASH EQUIVALENTS		9,127,714	5,738,679
Cash and cash equivalents at beginning of year		14,364,055	8,991,758
Effect of foreign exchange rate changes, net		(135,200)	(366,382)

CASH AND CASH EQUIVALENTS AT END OF YEAR		23,356,569	14,364,055

ANALYSIS OF BALANCE OF CASH AND CASH EQUIVALENTS
Cash and cash equivalents		23,356,569	14,364,055

Balance Sheet
31 December 2007
(All amounts expressed in thousands of Renminbi)

		Company
	Notes	2007	2006

NON-CURRENT ASSETS
Property, plant and equipment, net	17	621	824
Investments in subsidiaries	19	7,766,979	7,766,979
Loans to a subsidiary	19	3,652,381	3,918,213

Total non-current assets		11,419,981	11,686,016

CURRENT ASSETS
Other current assets		33,119	53,146
Due from subsidiaries	19	89,763,857	42,074,828
Available-for-sale financial assets	24	211,902	6,040,507
Cash and cash equivalents	25	124,808	3,970,804

Total current assets		90,133,686	52,139,285

CURRENT LIABILITIES
Other payables and accrued liabilities		43,594	15,499
Due to subsidiaries	19	14,334,170	15,339,207

Total current liabilities		14,377,764	15,354,706

NET CURRENT ASSETS		75,755,922	36,784,579

Net assets		87,175,903	48,470,595

EQUITY
Issued capital	32	942,541	923,653
Reserves	33	86,233,362	47,546,942

Total equity		87,175,903	48,470,595

Zhou Shouwei	Yang Hua
Director	Director

Notes to Financial Statements
31 December 2007
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.           CORPORATE INFORMATION
CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong) of the People’s Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the "Directors"), the parent and the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.1           IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")
The Hong Kong Institute of Certified Public Accountants has issued the following new and amended HKFRSs, which are mandatory for annual periods beginning on or after 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK (IFRIC)-Int 8	Scope of HKFRS 2
HK (IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK (IFRIC)-Int 10	Interim Financial Reporting and Impairment

The principal effects of adopting these new and revised HKFRSs are as follows:

(a)
HKAS 1 Amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group’s objectives, policies and processes for managing capital. These new disclosures are included in note 39 to the financial statements.

(b)
HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no impact on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(c)
HK(IFRIC)-Int 8 requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group’s equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group’s employees in accordance with the Company’s share option scheme, the interpretation has had no impact on the financial position or results of operations of the Group.

(d)
HK(IFRIC)-Int 9 requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group’s existing policy of accounting for derivatives complies with the requirements of the interpretation, the interpretation has had no impact on the financial position or results of operations of the Group.

(e)
The Group has adopted HK(IFRIC)-Int 10 as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.2           IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS
The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after 1 January 2008:

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions

HKAS 1 (Revised) requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements and disclose reclassification adjustments and income tax relating to each component of other comprehensive income. Dividends recognised as distributions to owners and related amounts per share are required to be presented in the statement of changes in equity or in the notes.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

HKFRS 8, which will replace HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group’s major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group’s equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2007. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

Subsidiaries
A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates
An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group’s interests in associates are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures
Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements detailed in note 4 below. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements.

Related parties
A party is considered to be related to the Group if:

(a)
the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is an associate;

(c)	the party is a jointly controlled entity;

(d)	the party is a member of the key management personnel of the Group or its parent;

(e)	the party is a close member of the family of any individual referred to in (a) or (d); or

(f)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the consolidated income statement in the period in which it arises.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(i)	Oil and gas properties
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgment. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortisation. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortised based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed according to the total estimated units of proved reserves.

The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with the current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. No market-risk premium has been included in the Company’s calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

(ii)	Vehicles and office equipment
Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5, as further explained in the accounting policy for "Non-current assets and disposal groups held for sale". The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment, have been put into operation, such as repairs and maintenance, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year that the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than investment properties, deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Intangible assets
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Research and development costs
All research costs are charged to the consolidated income statement as incurred.

Expenditure (other than relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets
Financial assets within the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial asset, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and the risks of the embedded derivative are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading or these financial assets are recognised in the consolidated income statement. The net fair value gain or loss recognised in the consolidated income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

Financial assets may be designated upon initial recognition as at fair value through profit or loss if the following criteria are met:

(i)	the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis;

(ii)	the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or

(iii)	the financial asset contains an embedded derivative that would need to be separately recorded.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity financial asset
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. Interest and dividends earned are reported as interest income and dividend income, respectively and are recognised in the consolidated income statement as "Investment income". Losses arising from the impairment of such investments, if any, are recognised in the consolidated income statement as "Impairment losses on available-for-sale financial assets" and are transferred from the available-for-sale investment revaluation reserve.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value
The fair value of investments that are actively traded in organised financial markets is determined by reference to the quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. In addition, the Group evaluates other factors, such as the share price volatility. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated income statement.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

•
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables, amount due to the parent company, amount due to related companies and interest-bearing loans and borrowings are initially stated at fair value including directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the consolidated income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts
Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially as its fair value including transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

Convertible bonds
For the accounting periods prior to 27 July 2007, the Group’s convertible bonds issued with a cash settlement option and other embedded derivative features were split into liability and derivative components according to their fair values for measurement purposes.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible bonds (continued)
The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component was remeasured at each balance sheet date and any gains or losses arising from change in the fair value were recognised in the consolidated income statement up to 27 July 2007 when the Group renounced the cash settlement option and the embedded derivative component was reclassified from a financial liability to other reserves included in shareholders’ equity.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Derivative financial instruments
The Group uses currency swaps, classified as derivative financial instruments, to hedge its risks associated with currency exchange fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the consolidated income statement.

The fair value of currency swap contracts is determined by reference to market values for similar instruments.

Inventories and supplies
Inventories primarily consist of oil and supplies, which mainly consist of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for the renewal and betterment of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

Cash and cash equivalents
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits with maturity of three months or less which are not restricted to use.

Provisions
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)
When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group’s expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sales contracts with customers, which contain take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until the make-up gas is taken by those customers or the expiry of the contracts.

(ii)	Marketing revenues
Marketing revenues represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in "crude oil and product purchases".

(iii)	Other income
Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services have been rendered. Reimbursement of insurance claim is recognised when the compensation becomes receivable.

(iv)	Dividend income
Dividend income is recognised when the shareholders’ right to receive payment has been established.

(v)	Interest income
Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account the effective yield on the assets.

The Group presents taxes collected from customers in the consolidated income statement on a net basis.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits
Share-based payment transactions
The Company has adopted share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 32. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expenses recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expenses not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 10% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to expense in the year to which they relate.

Dividends
Final dividends, if any, proposed by the directors are classified as a separate allocation of retained earnings within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on those borrowings during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than the borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing costs incurred during that period.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to the borrowing, and amortisation of ancillary costs incurred in connection with arranging the borrowing.

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Repairs and maintenance
Repairs and maintenance are normally charged to the consolidated income statement as operating expenses in the period in which they are incurred.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Contingencies
Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Subsequent events
Post-year-end events that provide additional information about the Company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Use of estimates
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expense, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future. The most significant estimates pertain to proved oil and gas reserve volumes and its future development, purchase price allocation, provision for dismantlement as well as impairment and estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions. Further details are given in notes 3, 17 and 31 to the financial statements.

4.           PRODUCTION SHARING CONTRACTS

The PRC
For production sharing contracts in relation to offshore China (the "China PSC"), the foreign parties to the China PSC ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective percentage of the participating interests.

In general, the Group has the option to take up to 51% participating interests in the development and production of the oil field and/or gas field under the China PSC and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs, completed all the exploration works and viable commercial discoveries have been made.

After the Group exercises its option to take certain participating interests in a China PSC, the Group accounts for the oil and gas properties according to its participating interest in the China PSC and recognizes its share of development costs, revenues and expenses from operations according to its participating interests in the China PSC. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners’ share of development costs, revenues and expenses from operations.

4.            PRODUCTION SHARING CONTRACTS (continued)

The PRC (continued)
Part of the annual gross production of oil and gas under the China PSC is distributed to the PRC government as a settlement of royalties which are payable pursuant to relevant requirements of the competent authority. The Group and the foreign partners also pay the value-added tax, currently classified as production tax, to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs (including the deemed interest) and operating costs incurred by the foreign partners and the Group according to their respective participating interests. Any remaining oil, after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio calculated by the successive incremental tiers on the basis of the annual gross production, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share oil is not included in the Group’s interest in the annual production, the net sales revenue of the Group does not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to sell their allocable remainder oil in the PRC market according to the relevant laws and regulations of the PRC.

Overseas
In certain countries, the Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group’s net interest in the production sharing contracts in overseas locations consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

In other countries, the Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, which, in most of cases, with the nature of royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs can be deductible for the purpose of income tax calculation in accordance with local tax regulations.

5.           SEGMENT INFORMATION
Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a)           Business segments
The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

5.           SEGMENT INFORMATION (continued)

(a)           Business segments (continued)
The following table presents revenue, profit and certain assets, liabilities and expenditure information for the Group’s business segments for the years ended 31 December 2007 and 2006.

	Independent operations		Production sharing contracts		Trading business		Unallocated		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sales to external customers:
Oil and gas sales	33,276,884	31,431,976	39,760,022	36,395,977	—	—	—	—	—	—	73,036,906	67,827,953
Marketing revenues	—	—	—	—	17,397,338	20,964,093	—	—	—	—	17,397,338	20,964,093
Intersegment revenues	1,128,726	851,604	6,006,262	11,056,807	—	—	—	—	(7,134,988)	(11,908,411)	—	—
Other income	180,604	19,809	49,428	89,239	—	—	59,555	46,190	—	—	289,587	155,238

Total	34,586,214	32,303,389	45,815,712	47,542,023	17,397,338	20,964,093	59,555	46,190	(7,134,988)	(11,908,411)	90,723,831	88,947,284

Segment results
Operating expenses	(3,119,948)	(2,538,092)	(4,919,655)	(4,461,092)	—	—	—	—	—	—	(8,039,603)	(6,999,184)
Production taxes	(1,697,064)	(1,606,059)	(1,800,376)	(1,709,602)	—	—	—	—	—	—	(3,497,440)	(3,315,661)
Exploration costs	(1,870,775)	(1,296,424)	(1,561,644)	(408,651)	—	—	—	—	—	—	(3,432,419)	(1,705,075)
Depreciation, depletion and amortisation	(2,690,210)	(2,502,336)	(4,684,259)	(4,430,878)	—	—	—	—	—	—	(7,374,469)	(6,933,214)
Dismantlement	(261,282)	(242,855)	(300,419)	(229,414)	—	—	—	—	—	—	(561,701)	(472,269)
Special oil gain levy	(3,315,007)	(1,928,985)	(3,522,206)	(2,052,185)	—	—	—	—	—	—	(6,837,213)	(3,981,170)
Impairment losses related to
property, plant and equipment	—	(150,399)	(613,505)	(101,958)	—	—	—	—	—	—	(613,505)	(252,357)
Crude oil and product purchases	(1,128,726)	(851,604)	(6,006,262)	(11,056,807)	(17,082,624)	(20,572,935)	—	—	7,134,988	11,908,411	(17,082,624)	(20,572,935)
Selling and administrative expenses	(57,363)	(82,377)	(738,895)	(708,652)	—	—	(944,903)	(752,748)	—	—	(1,741,161)	(1,543,777)
Others	(82,468)	(6,134)	(256,348)	(101,147)	—	—	(5,863)	(10,020)	—	—	(344,679)	(117,301)
Interest income	—	—	37,016	82,747	—	—	635,971	698,789	—	—	672,987	781,536
Finance costs	(184,521)	(200,110)	(192,516)	(112,379)	—	—	(1,654,751)	(1,519,641)	—	—	(2,031,788)	(1,832,130)
Exchange gains/(losses), net	79	(19)	(13,109)	19,544	—	—	1,868,998	288,857	—	—	1,855,968	308,382
Investment income	—	—	—	—	—	—	902,378	613,028	—	—	902,378	613,028
Share of profits of associates	—	—	—	—	—	—	719,039	321,676	—	—	719,039	321,676
Non-operating income/(expenses), net	—	—	—	—	—	—	(6,979)	876,423	—	—	(6,979)	876,423
Tax	—	—	—	—	—	—	(12,052,323)	(13,196,313)	—	—	(12,052,323)	(13,196,313)

Profit for the year	20,178,929	20,897,995	21,243,534	22,271,549	314,714	391,158	(10,478,878)	(12,633,759)	—	—	31,258,299	30,926,943

Other segment information
Segment assets	45,256,127	34,244,925	85,965,366	76,750,372	889,072	1,793,132	44,564,882	40,936,072	—	—	176,675,447	153,724,501
Interests in associates	—	—	—	—	—	—	2,030,999	1,543,515	—	—	2,030,999	1,543,515
Non-current asset classified as held for sale	—	—	1,086,798	—	—	—	—	—	—	—	1,086,798	—

Total assets	45,256,127	34,244,925	87,052,164	76,750,372	889,072	1,793,132	46,595,881	42,479,587	—	—	179,793,244	155,268,016

Segment liabilities	(8,514,615)	(5,505,398)	(17,718,385)	(11,105,725)	(296,971)	(304,333)	(18,460,213)	(30,538,687)	—	—	(44,990,184)	(47,454,143)
Liabilities directly associated with non-current asset classified as held for sale	—	—	(488,322)	—	—	—	—	—	—	—	(488,322)	—

Total liabilities	(8,514,615)	(5,505,398)	(18,206,707)	(11,105,725)	(296,971)	(304,333)	(18,460,213)	(30,538,687)	—	—	(45,478,506)	(47,454,143)

Capital expenditure	12,437,280	8,839,966	15,150,291	35,673,922	—	—	26,186	128,538	—	—	27,613,757	44,642,426

5.           SEGMENT INFORMATION (continued)

(b)           Geographical segments
The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 86% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditure information for the Group’s geographical segments for the years ended 31 December 2007 and 2006.

	PRC		Africa		Indonesia		Others		Consolidation and elimination		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	165,069,955	141,671,505	28,552,281	24,885,876	18,869,876	19,006,251	39,600,715	35,901,096	(72,299,583)	(66,196,712)	179,793,244	155,268,016
Capital expenditure	18,919,577	15,794,450	5,972,625	25,265,423	2,592,117	3,384,807	129,438	197,746	—	—	27,613,757	44,642,426

6.           OIL AND GAS SALES

	Group
	2007	2006
	RMB’000	RMB’000

Gross sales	78,181,343	72,709,179
Less: Royalties	(1,059,018)	(752,958)
PRC government share oil	(4,085,419)	(4,128,268)

	73,036,906	67,827,953

7.           MARKETING PROFIT

	Group
	2007	2006
	RMB’000	RMB’000

Marketing revenues	17,397,338	20,964,093
Crude oil and product purchases	(17,082,624)	(20,572,935)

	314,714	391,158

8.           SPECIAL OIL GAIN LEVY
In 2006, a Special Oil Gain Levy ("SOG Levy") was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.

9.           PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2007	2006
	RMB’000	RMB’000

Crediting:
Interest income on bank deposits	(672,987)	(781,536)
Exchange gains, net	(1,855,968)	(308,382)

Investment income:
– Net gain from available-for-sale listed investments	(473,644)	(229,506)
– Net gain from available-for-sale unlisted investments	(428,734)	(383,522)

	(902,378)	(613,028)

Charging:
Auditors’ remuneration:
– Audit fee	14,371	10,443
– Other fees	2,937	4,709

	17,308	15,152

Employee benefit expense (including directors’ remuneration (note 11):
– Wages, salaries and allowances	741,372	501,563
– Labour costs paid to contractors	1,330,820	1,190,862
– Equity-settled share option expense	98,237	75,768

	2,170,429	1,768,193

Depreciation, depletion and amortisation:
– Property, plant and equipment	7,323,864	6,874,340
– Intangible assets	69,478	23,864
Add: Oil in tank adjustments	(18,873)	35,010

	7,374,469	6,933,214

Operating lease rentals:
– Office properties	120,771	83,848
– Equipment	557,947	580,568

	678,718	664,416

Loss on disposal of property, plant and equipment	55,755	408
Repairs and maintenance	1,270,649	1,233,037
Research and development costs	482,237	377,119
Provision for inventory obsolescence	4,651	2,004

10.           FINANCE COSTS

	Group
	2007	2006
	RMB’000	RMB’000

Interest on bank loans which are
– repayable within five years	182,144	51,345
– repayable after five years	–	10,631
Interest on other loans (including convertible bonds)	688,876	907,565
Other borrowing costs	78,393	1,535

Total borrowing costs	949,413	971,076

Less: Amount capitalised in property, plant and equipment (note 17)	(846,206)	(913,175)

	103,207	57,901

Other finance costs:
Increase in discounted amount of provisions arising from
the passage of time (note 31)	305,758	250,922
Fair value losses on embedded derivative component of convertible bonds	1,622,823	1,523,307

	2,031,788	1,832,130

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 6.375% (2006: from 4.1% to 6.375%) per annum for the year ended 31 December 2007.

11.           DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS
Directors’ remuneration and share option benefits, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, are as follows:

	Fees(1) RMB’000	Salaries, allowances and benefits in kind(1) RMB’000	Performance related bonuses RMB’000	Pension scheme contributions RMB’000	Amount paid/payable during the year RMB’000	Share option benefits(3) RMB’000	Total RMB’000

2007
Executive directors:
Fu Chengyu	929	3,346	2,329	88	6,692	4,610	11,302
Zhou Shouwei	929	2,481	1,233	79	4,722	3,229	7,951
Wu Guangqi	929	1,390	675	78	3,072	1,680	4,752
Yang Hua	929	1,871	1,076	76	3,952	2,120	6,072

Subtotal	3,716	9,088	5,313	321	18,438	11,639	30,077

Non-executive directors:
Luo Han	1,037	—	—	—	1,037	2,120	3,157
Cao Xinghe	929	—	—	—	929	1,272	2,201
Wu Zhenfang	929	—	—	—	929	1,272	2,201

Subtotal	2,895	—	—	—	2,895	4,664	7,559

Independent non-executive
directors:
Edgar W. K. Cheng(2)	—	—	—	—	—	—	—
Chiu Sung Hong	1,037	—	—	—	1,037	440	1,477
Evert Henks	929	—	—	—	929	440	1,369
Lawrence J. Lau(2)	—	—	—	—	—	—	—
Tse Hau Yin, Aloysius	1,076	—	—	—	1,076	—	1,076

Subtotal	3,042	—	—	—	3,042	880	3,922

Total	9,653	9,088	5,313	321	24,375	17,183	41,558

2006
Executive directors:
Fu Chengyu	977	3,384	—	89	4,450	5,184	9,634
Zhou Shouwei	977	2,510	—	81	3,568	3,644	7,212
Wu Guangqi	977	1,408	—	80	2,465	2,196	4,661
Yang Hua	977	1,893	—	79	2,949	2,392	5,341

Subtotal	3,908	9,195	—	329	13,432	13,416	26,848

Non-executive directors:
Luo Han	977	300	—	80	1,357	2,392	3,749
Cao Xinghe	977	300	—	80	1,357	1,538	2,895
Wu Zhenfang	977	300	—	80	1,357	1,538	2,895

Subtotal	2,931	900	—	240	4,071	5,468	9,539

Independent non-executive
directors:
Chiu Sung Hong	977	—	—	—	977	181	1,158
Evert Henks	977	—	—	—	977	181	1,158
Kenneth S. Courtis (4)	407	—	—	—	407	181	588
Tse Hau Yin, Aloysius	977	—	—	—	977	—	977
Lawrence J. Lau(2)	—	—	—	—	—	—	—
Edgar W. K. Cheng(2)	—	—	—	—	—	—	—

Subtotal	3,338	—	—	—	3,338	543	3,881

Total	10,177	10,095	—	569	20,841	19,427	40,268

11.           DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS (continued)

  Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual directors.

(2)	Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau have voluntarily waived their directors’ remuneration in 2007 and 2006.

(3)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 32 to the financial statements. The fair value of such options which have been recognised to the consolidated income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors’ remuneration disclosures.

(4)	Dr. Kenneth S. Courtis retired as an independent non-executive director of the Company with effect from 24 May 2006.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

12.           FIVE HIGHEST PAID EMPLOYEES
The five highest paid employees during the year included four (2006: four) directors and one (2006: one) non-director. Their remuneration and share option benefits are as follows:

	2007	2006
	RMB’000	RMB’000

Fees*	3,716	3,908
Basic salaries, allowances and benefits in kind*	11,646	12,022
Performance related bonuses	6,137	808
Pension scheme contributions	424	370

Amount paid/payable during the year	21,923	17,108
Share option benefits**	13,625	15,653

	35,548	32,761

Number of directors	4	4
Number of employees	1	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 32 to the financial statements. The fair value of such options which have been recognised to the consolidated income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above five highest paid employees’ remuneration disclosures.

12.           FIVE HIGHEST PAID EMPLOYEES (continued)
The number of the five highest paid employees whose remuneration and share option benefits fell within the following bands is as follows:

	Number of employees
	2007	2006

Nil to HK$5,000,000	1	1
HK$5,000,001 to HK$5,500,000	—	1
HK$5,500,001 to HK$6,000,000	1	1
HK$6,000,001 to HK$6,500,000	1	—
HK$6,500,001 to HK$8,000,000	—	1
HK$8,000,001 to HK$10,000,000	1	1
HK$10,000,001 to HK$12,000,000	1	—

	5	5

13.           TAX

(i)           Income tax
The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% on profits arising in or derived from Hong Kong.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax rate of 30% under the prevailing tax rules and regulations.

During the 5th Session of the 10th National People’s Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New CIT Law") was approved and has become effective on 1 January 2008. The regulations on the implementation of the New CIT Law were approved at the 197th Executive Meeting of the State Council on 28 November 2007. The New CIT Law and the implementation regulations introduce a wide range of changes which include, but not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the year ended 31 December 2007:

RMB’000

Decrease in income tax expenses	1,019,564
Decrease in deferred tax liabilities	1,019,564

13.           TAX (continued)

(i)           Income tax (continued)
The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20% for its oil and gas trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to the current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in the North West Shelf Project (the "NWS Project") in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the years presented.

Certain of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. Companies incorporated in Labuan enjoy certain reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It was still uncertain when the ratification will be completed by the two countries as at 27 March 2008.

An analysis of the provision for tax in the Group’s consolidated income statement is as follows:

	2007	2006
	RMB’000	RMB’000

Overseas
– Current income tax	967,047	874,378
– Deferred income tax	(83,178)	141,615
PRC
– Current income tax	11,786,176	11,791,620
– Deferred income tax	(617,722)	388,700

Total tax charge for the year	12,052,323	13,196,313

A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

	2007	2006
	%	%

Statutory PRC enterprise income tax rate	33.0	33.0
Effect of tax exemption granted	(3.0)	(3.0)
Effect of different tax rates for the Company and overseas subsidiaries	1.3	0.8
Tax credit from the government	(0.8)	(0.7)
Effect of change of PRC tax rate	(2.4)	—
Profit attributable to associates	(0.3)	(0.2)

Tax charge at the Group’s effective rate	27.8	29.9

13.           TAX (continued)

(i)           Income tax (continued)
The movements of deferred tax liabilities during the year are as follows:

	Group
	2007	2006
	RMB’000	RMB’000

Balance at the beginning of the year	7,236,169	6,827,916
Credited to the consolidated income statement during the year	(700,900)	530,315
Exchange realignment	(241,710)	(122,062)

Balance at the end of the year	6,293,559	7,236,169

Principal components of the provision for deferred tax are as follows:

	Group
	2007	2006
	RMB’000	RMB’000

Deferred tax assets
Provision for retirement and termination benefits	120,285	102,521
Provision for dismantlement	998,309	1,623,774
Impairment of property, plant and equipment and write-off of
unsuccessful exploratory drillings	1,198,668	1,006,260
Overseas tax loss carryforward	149,020	131,441

	2,466,282	2,863,996

Deferred tax liabilities
Accelerated amortisation allowance for oil and gas properties	(8,754,455)	(10,011,208)
Others	(5,386)	(88,957)

	(8,759,841)	(10,100,165)

Net deferred tax liabilities	(6,293,559)	(7,236,169)

As at 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

(ii)           Other taxes
The Company’s PRC subsidiary pays the following other taxes:

—	Production taxes equal to 5% of independent production and production under production sharing contracts;

—	Export tariffs on petroleum oils at a rate of 5% levied beginning on 1 November 2006; and

—	Business tax at rates of 3% to 5% on other income.

14.           PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS
The consolidated profit attributable to the Company’s shareholders for the year ended 31 December 2007 includes a profit of approximately RMB48,650,801,000 (2006: RMB16,056,043,000) which has been dealt with in the financial statements of the Company (see note 33).

15.           DIVIDENDS
On 29 August 2007, the board of directors of the Company (the "Board") declared an interim dividend of HK$0.13 per share (2006: HK$0.12 per share). The interim dividend amounting to HK$5,730,284,000 (equivalent to approximately RMB5,547,488,000) was paid, based on the number of issued shares as at the date of record (2006: approximately RMB5,334,091,000).

The Board has recommended a final dividend of HK$0.17 (2006: HK$0.14) per ordinary share, amounting to HK7,531,445,000 (equivalent to approximately RMB7,052,445,000) for the year ended 31 December 2007 (2006: RMB6,001,819,000). The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

The payment of future dividends will be determined by the Board, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (the "ADRs") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of the ADRs.

16.           EARNINGS PER SHARE

	Group
	2007		2006

Earnings:
Profit from ordinary activities attributable to shareholders for
the year for the basic earnings per share calculation	RMB31,258,299,000		RMB30,926,943,000
Interest expense and fair value losses recognised on the
embedded derivative component of convertible bonds	RMB1,622,823,669	*	RMB1,915,414,568

Profit from ordinary activities attributable to shareholders for
the year for the diluted earnings per share calculation	RMB32,881,122,669		RMB32,842,357,568

Number of shares:
Number of ordinary shares issued at the beginning of the year before the weighted average effects of new shares issued and
share options exercised during the year	43,328,552,648		41,054,675,375

Weighted average effect of new shares issued during the year	276,884,564		1,457,036,115

Weighted average effect of share options exercised during the year	–		478,904

Weighted average number of ordinary shares for the basic earnings
per share calculation	43,605,437,212		42,512,190,394

Effect of dilutive potential ordinary shares under the share option
schemes	126,499,657		65,650,619

Effect of dilutive potential ordinary shares for convertible bonds
based on the "if converted method"	1,055,500,755	*	1,310,307,143

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	44,787,437,624	*	43,888,148,156

Earnings per share
– Basic	RMB0.72		RMB0.73
– Diluted	RMB0.72	*	RMB0.73

The calculation of basic earnings per share amounts is based on the profit from ordinary activities attributable to shareholders for the year and the weighted average number of ordinary shares in issue during the year. The calculation of diluted earnings per share amounts is based on the profit for the year, adjusted to reflect the interest expenses and losses recognised on the derivative component of the convertible bonds. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares onto ordinary shares.

*
Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the period and were ignored in the calculation of diluted earnings per share. Therefore, the diluted earnings per share amounts are based on the profit for the year of approximately RMB31,258,299,000, and the weighted average of 43,731,936,869 ordinary shares.

17.           PROPERTY, PLANT AND EQUIPMENT, NET
Movements in the property, plant and equipment of the Group are as follows:
	Group
	Oil and gas properties RMB’000	Vehicles and office equipment RMB’000	Total RMB’000

Cost:

At 1 January 2006	106,128,228	319,414	106,447,642
Additions	24,299,341	132,260	24,431,601
Acquisitions	21,217,335	–	21,217,335
Reclassification to intangible assets (note 18)	(175,387)	–	(175,387)
Disposals and write-offs	–	(1,912)	(1,912)
Exchange realignment	(1,232,003)	(413)	(1,232,416)

At 31 December 2006	150,237,514	449,349	150,686,863

At 1 January 2007	150,237,514	449,349	150,686,863
Additions	28,145,573	29,579	28,175,152
Reclassification to non-current
asset as held for sale (note 42)	(1,086,798)	–	(1,086,798)
Disposals and write-offs	(953,066)	(2,622)	(955,688)
Exchange realignment	(3,397,438)	(906)	(3,398,344)

At 31 December 2007	172,945,785	475,400	173,421,185

Accumulated depreciation,
depletion and amortisation:
At 1 January 2006	(39,726,219)	(96,256)	(39,822,475)
Depreciation provided during the year	(7,268,835)	(84,290)	(7,353,125)
Impairment recognised in the income
statement during the year	(252,357)	–	(252,357)
Disposals and write-offs	–	16	16
Exchange realignment	147,207	247	147,454

At 31 December 2006	(47,100,204)	(180,283)	(47,280,487)

At 1 January 2007	(47,100,204)	(180,283)	(47,280,487)
Depreciation provided during the year	(7,829,002)	(56,563)	(7,885,565)
Impairment recognised in the income
statement during the year	(613,505)	–	(613,505)
Disposals and write-offs	857,893	–	857,893
Exchange realignment	380,152	531	380,683

At 31 December 2007	(54,304,666)	(236,315)	(54,540,981)

Net book value:
At 1 January 2007	103,137,310	269,066	103,406,376

At 31 December 2007	118,641,119	239,085	118,880,204

Included in the current year additions was an amount of approximately RMB846,206,000 (note 10) in respect of interest capitalised in property, plant and equipment.

17.           PROPERTY, PLANT AND EQUIPMENT, NET (continued)
The property, plant and equipment of the Company mainly comprised office equipment and were stated at cost less accumulated depreciation. The movements in property, plant and equipment of the Company are as follows:

	Company
	2007	2006
	RMB’000	RMB’000

Cost:
At 1 January	7,756	7,961
Additions	107	67
Exchange realignment	(532)	(272)

At 31 December	7,331	7,756

Accumulated depreciation:
At 1 January	(6,932)	(6,887)
Depreciation provided during the year	(260)	(281)
Exchange realignment	482	236

At 31 December	(6,710)	(6,932)

Net book value:
At 1 January	824	1,074

At 31 December	621	824

18.           INTANGIBLE ASSETS
The intangible assets of the Company comprised of software and gas processing rights of the NWS Project. The software is amortised over 3 years on a straight-line basis. The NWS Project started commercial production in 2006. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas using the unit-of-production method.

	Group
	2007			2006
	NWS Project	Software	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
At 1 January	1,432,917	–	1,432,917	1,299,643
Reclassification from property,
plant and equipment (note 17)	–	–	–	175,387
Additions	–	79,844	79,844	–
Exchange realignment	(88,215)	–	(88,215)	(42,113)

At 31 December	1,344,702	79,844	1,424,546	1,432,917

Accumulated amortisation:
At 1 January	(23,864)	–	(23,864)	–
Amortisation provided during the year	(64,640)	(4,838)	(69,478)	(23,864)

At 31 December	(88,504)	(4,838)	(93,342)	(23,864)

Net book value:
At 1 January	1,409,053	–	1,409,053	1,299,643

At 31 December	1,256,198	75,006	1,331,204	1,409,053

19.           INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2007	2006
	RMB’000	RMB’000

Unlisted shares, at cost	7,766,979	7,766,979
Loans to a subsidiary	3,652,381	3,918,213
Due from subsidiaries	89,763,857	42,074,828
Due to subsidiaries	(14,334,170)	(15,339,207)

	86,849,047	38,420,813

The loans to a subsidiary are unsecured, bear fixed interest at a rate of 7.084% per annum and are due within five years. The carrying values of the loans approximate to their fair values.

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum
	15 September 1999			exploration,
				development,
				production and
				sales in the PRC

CNOOC International	British Virgin Islands	US$2	100%	Investment holding
Limited	23 August 1999

China Offshore Oil	Singapore	S$3 million	100%	Sales and marketing
(Singapore)	14 May 1993			of petroleum products
International Pte Ltd.				outside the PRC

CNOOC Finance (2002)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	24 January 2002

CNOOC Finance (2003)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	2 April 2003

CNOOC Finance (2004)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	9 December 2004

Indirectly held subsidiaries*:

Malacca Petroleum	Bermuda	US$12,000	100%	Offshore petroleum
Limited	2 November 1995			exploration,
				development and
				production in Indonesia

OOGC America, Inc.	State of Delaware,	US$1,000	100%	Investment holding
	United States of America
	28 August 1997

OOGC Malacca Limited	Bermuda	US$12,000	100%	Offshore petroleum
	23 November 1995			exploration,
				development and
				production in Indonesia

19.           INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES (continued)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Southeast Asia	Bermuda	US$12,000	100%	Investment holding
Limited	16 May 1997

CNOOC ONWJ Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC SES Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC Blora Ltd.	Labuan, F.T.,	US$1	100%	Onshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC NWS Private	Singapore	S$2	100%	Offshore petroleum
Limited	8 October 2002			exploration,
				development and
				production in Australia

CNOOC Wiriagar Overseas	British Virgin Islands	US$1	100%	Offshore petroleum
Limited**	15 January 2003			exploration,
				development and
				production in Indonesia

CNOOC Muturi Limited	The Isle of Man	US$7,780,700	100%	Offshore petroleum
	8 February 1996			exploration,
				development and
				production in Indonesia

CNOOC Exploration	Nigeria	Naira10,000,000	100%	Offshore petroleum
& Production Nigeria	6 January 2006			exploration,
Limited				development and
				production in
				Africa

AERD PROJECTS	Nigeria	Naira10,000,000	92.11%	Offshore petroleum
NIGERIA Limited	28 January 2005			exploration,
				development and
				production in
				Africa

*	Indirectly held through CNOOC International Limited

**	The company has been sold after 31 December 2007 (see note 42).

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

20.           INTERESTS IN ASSOCIATES
The Group’s investments in associates represent (1) a 30% equity interest in Shanghai Petroleum Corporation Limited ("SHPC") through CNOOC China Limited. SHPC was incorporated on 7 September 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sales in China. The issued and paid-up capital of SHPC is RMB900 million; and (2) a 31.8% equity interest in CNOOC Finance Corporation Limited through CNOOC China Limited. CNOOC Finance Corporation Limited was incorporated on 14 June 2002 in the PRC with limited liability and is principally engaged in deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million. Both of the associates are unlisted companies and indirectly held by the Company.

The Group’s investments in associates represent

	2007	2006
	RMB’000	RMB’000

Share of net assets	2,030,999	1,543,515

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The following table illustrates the summarised financial information of the Group’s associates extracted from their management accounts:

	2007	2006
	RMB’000	RMB’000

Assets	34,718,921	36,604,682
Liabilities	28,406,325	31,862,159
Revenue	4,798,200	2,719,102
Profits	2,144,521	1,008,949

21.           ACCOUNTS RECEIVABLE, NET
The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2007 and 2006, substantially all the accounts receivable were aged within six months. Receivables that were neither past due nor impaired relate to customers for whom there were no history of default.

22.           INVENTORIES AND SUPPLIES

	Group
	2007	2006
	RMB’000	RMB’000

Materials and supplies	2,052,747	1,508,403
Oil in tanks	338,918	224,203
Less: Provision for inventory obsolescence	(45,778)	(41,127)

	2,345,887	1,691,479

23.           HELD-TO-MATURITY FINANCIAL ASSET

The held-to-maturity financial asset comprises a corporate wealth management product arranged with a financial institution with an expected interest rate of 4%. The product matured on 31 January 2008.

24.           AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:

	Group		Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000

Unlisted investments, at fair value:
Liquidity funds	6,594,390	12,264,926	118,344	5,915,375
Listed investments, at fair value:
Common stock	93,558	125,132	93,558	125,132

	6,687,948	12,390,058	211,902	6,040,507

The above listed investments in common stock and liquidity funds which were designated as available-for-sale financial assets have no fixed maturity date and no coupon rate.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted investments are based on the prices quoted by fund managers. The Directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

During the year, the gross gains of the Group’s and the Company’s available-for-sale financial assets recognised directly in equity amounted to approximately RMB63,426,000 and RMB24,032,000 respectively (2006: RMB60,010,000 and RMB55,242,000 respectively). In addition, the unrealised gains of the Group’s and the Company’s available-for-sale financial assets of approximately RMB60,010,000 and RMB55,242,000 respectively recognised directly in equity in 2006 were transferred from equity to the consolidated income statement during the year (2006: RMB69,069,000 and RMB64,901,000 respectively). The amounts removed from equity to the consolidated income statement were determined on a specific identification basis.

24.           AVAILABLE-FOR-SALE FINANCIAL ASSETS (continued)

Non-current:

The non-current available-for-sale financial asset consists of investment in unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

25.           CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The interest rates of the Group’s RMB denominated deposits range between 1.53% and 1.71% and the interest rates of the Group’s and the Company’s US dollar denominated deposits range between 4.75% and 5.28%. The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits with interest rates ranging between 3.33% and 3.78%. The bank balances are deposited with creditworthy banks with no recent history of default.

26.           ACCOUNTS PAYABLE

As at 31 December 2007 and 2006, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

27.           OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2007	2006
	RMB’000	RMB’000

Accrued payroll and welfare payable	373,329	251,251
Provision for retirement and termination benefits	428,133	282,710
Accrued expenses	3,933,793	3,188,603
Advances from customers	740,873	183,850
Royalties payable	374,272	360,334
Special oil gain levy payable	2,945,323	567,387
Other payables	255,535	647,364

	9,051,258	5,481,499

Other payables are non-interest-bearing and have an average term of less than six months.

28.           LONG TERM BANK LOANS

As at 31 December 2007, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		Group
		2007	2006
		RMB’000	RMB’000

	Effective interest rate and final maturity

RMB denominated	Effective interest rate of 4.05% per annum with
bank loans	maturity through 2016	500,000	500,000
US$ denominated	Effective interest rate of LIBOR+0.23%~0.38%
bank loans*	per annum with maturity through 2017	2,708,753	1,938,172
Japanese Yen denominated	Effective interest rate of 4.1% per annum
bank loans	with maturity through 2007	–	17,816

		3,208,753	2,455,988

Less: Current portion of long term bank loans		–	(17,816)
Less: Liabilities directly associated with non-current asset
classified as held for sale (note 42)		(488,322)	–

		2,720,431	2,438,172

*	The amount represented the Group’s share of the utilised bank loans in Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”).

The Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

As at 31 December 2007, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

28.           LONG TERM BANK LOANS (continued)

The maturities of the long term bank loans are as follows:

	Group
	2007	2006
	RMB’000	RMB’000

Repayable:
Within one year	–	17,816
After one year but within two years	21,673	–
After two years but within three years	134,723	17,316
After three years but within four years	170,083	112,556
After four years but within five years	702,479	181,820
After five years	2,179,795	2,126,480

	3,208,753	2,455,988
Amount due within one year shown under current liabilities	–	(17,816)
Liabilities directly associated with non-current asset
classified as held for sale (note 42)	(488,322)	–

	2,720,431	2,438,172

Supplemental information with respect to long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
31 December	RMB’000		RMB’000	RMB’000

2007	3,208,753	4.85%	3,208,753	2,832,371	5.05%
2006	2,455,988	5.25%	2,455,988	1,653,027	7.11%

*	The average amount outstanding is computed by dividing the total outstanding principal balances as at 1 January and 31 December by two.

**	The weighted average interest rate is computed by dividing the total weighted average interest rates as at 1 January and 31 December by two.

There are no defaults during the year of principal, interest or redemption terms of the long term bank loans.

29.           LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The conversion price was adjusted to HK$5.97, HK$5.90 and HK$5.79 per share on 7 June 2005, 7 June 2006 and 7 June 2007, respectively, as a result of the declaration of the dividends for 2004, 2005 and 2006 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option to pay cash in lieu of delivering shares when the bondholders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated 31 July 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds is no longer a liability and was transferred to equity.

During the year, convertible bonds with a face value of US$725,848,000 were converted into new shares of the Company. As at 31 December 2007, US$274,151,000 of convertible bonds were outstanding.

For conversion before the renunciation of cash settlement option, the bifurcated derivative component was marked to market through earnings up to the conversion date. The host bond was accreted and any deferred issuance costs was amortized up to the conversion date as if bond were to remain outstanding for its contractual life. The accreted value of the host bond and the marked-to-market value of derivative component were then reclassified into equity. Upon renunciation of the cash settlement option, the entire derivative component was marked to market and reclassified into equity. Subsequent conversions were accounted for in the same way but without considering the derivative component.

On 21 February 2008, CNOOC Finance (2004) Limited extinguished all the outstanding convertible bonds by exercising an early redemption option. The withdrawal of delisting of the convertible bonds on The Stock Exchange of Hong Kong Limited was effective at the close of business on 6 March 2008. The Group currently has no convertible bond liability.

There is no default during the year of principal, interest or redemption term of the long term guaranteed notes.

30.           RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of its connected transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) more effectively, the Company has adopted a new categorisation for its related party/continuing connected transactions with CNOOC and/or its associates. On 8 December 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”) and Offshore Oil Engineering Co., Ltd (“CNOOC Engineering”) respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from 1 January 2006. The new categorisation and caps for each category of related party/continuing connected transactions as approved by the independent shareholders of the Company on 31 December 2005 applicable to the Company for the period from 1 January 2006 to 31 December 2007 are as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates; and

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates.

On 6 December 2007, the independent shareholders of the Company approved the renewal of the continuing connected transactions for the next three years (from 1 January 2008 to 31 December 2010) including the relevant proposed caps. The revised cap for the provision of exploration and support services by CNOOC and/or its associates to the Group for the year ended 31 December 2007 was also approved.

Since the establishment of CNOOC, certain associates of CNOOC specialised in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services to the Group through bidding process. The Group will continue to use these services provided by the associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited (“COBGL”). CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

30.           RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services
The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration wells;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

(b)	Provision of oil and gas development and support services
The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials;

•	integrated research on development techniques; and

•	other related technical and supporting services.

(c)	Provision of oil and gas production and support services
The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials;

•	maintenance of platform;

•	repair of equipment and pipelines;

•	production operations;

30.           RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(c)	Provision of oil and gas production and support services (continued)
•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharfs, buildings, factories and water barriers;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

(d)	Provision of marketing, management and ancillary services
CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity and heat supply;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

30.           RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(d)	Provision of marketing, management and ancillary services (continued)
In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises to the Group for use of office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group.

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)	FPSO vessel leases
The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production.

30.           RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(e)	FPSO vessel leases (continued)
The Group’s transactions with related parties referred to above during the year are as follows:

	Group
	2007	2006
	RMB’000	RMB’000

Provision of exploration and support services under exploration	2,812,893	1,940,075
expenses
Included in: capitalised under property, plant and equipment	2,009,944	912,809
Provision of oil and gas development and support
services under development expenses	7,995,999	7,229,841
Provision of oil and gas production and support
services under operating expenses	2,993,985	2,462,513
Provision of marketing, management and ancillary services
under selling and administrative expenses	494,633	424,725
Provision of FPSO vessel leases under operating expenses	450,695	436,783

	14,748,205	12,493,937

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates
In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

•         technical consulting;
•         technology transfer;
•         management;
•         technical research services; and
•         other supporting services.

The Group did not enter into any transactions in the above category for the years ended 31 December 2007 and 2006.

30.           RELATED PARTY TRANSACTIONS (continued)

(iii)           Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products
The Group sells petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

(b)	Long term sales of natural gas and liquefied natural gas
The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilise the natural gas products in areas close to the production sites, and in order to ensure the return on investment from the production of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf, Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates.

For the year ended 31 December 2007, the total sales of petroleum and natural gas products by the Group to CNOOC and/or its associates amounted to approximately RMB40,053,593,000 (2006: RMB35,493,341,000). Among such sales, the sales under long term sales contracts for natural gas and liquefied natural gas amounted to approximately RMB1,524,731,000 (2006: RMB1,247,561,000), and the sales under the sales contracts of petroleum and natural gas products amounted to approximately RMB38,528,862,000 (2006: RMB34,245,780,000).

(iv)           Transactions with CNOOC Finance Corporation Limited
In addition to the above related party transactions, the Company also entered into a framework agreement (the “Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) on 8 April 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Such services include placing of the Group’s cash deposits with CNOOC Finance, the settlement services for transactions between the Group and other entities including CNOOC and its associates and the provision of loans. The charges including the interest rates and other fees levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance, which are subject to the People’s Bank of China guidelines, as well as guidelines published by PRC self-regulatory bodies, such as China National Association of Finance Companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

30.           RELATED PARTY TRANSACTIONS (continued)

(iv)           Transactions with CNOOC Finance Corporation Limited (continued)
As the waiver for the deposit services provided by CNOOC Finance to the Group with the cap of RMB6.8 billion which expired on 7 April 2007 was not renewed, the Group has only continued to use the financial services provided by CNOOC Finance to the extent that they are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules since then. For the year ended 31 December 2007, the interest income earned from deposits in CNOOC Finance amounted to approximately RMB26,875,000 (2006: RMB65,499,000).

For the period from 1 January to 7 April 2007, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB6,501,841,000 (2006: RMB6,395,706,000).

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 11 to the consolidated financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

31.           PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year’s income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation of property, plant and equipment in note 17 to the financial statements.

The details of the provision for dismantlement are as follows:

	Group
	2007	2006
	RMB’000	RMB’000

At the beginning of the year	5,412,581	4,161,663
Additions during the year and capitalised in oil and gas properties	1,018,980	999,996
Increase in a discounted amount of provisions arising from the passage
of time included in finance costs (note 10)*	305,758	250,922

At the end of the year	6,737,319	5,412,581

*	The discount rate used for calculating the amount of provisions arising from the passage of time is 5% (2006: 5%).

32.           SHARE CAPITAL

			Issued
	Number		share capital
	of shares	Share capital	equivalent of
Shares		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2007 and 31 December 2006	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2006	41,054,675,375	821,094	876,635
Exercise of options	1,150,000	23	24
Issue of new shares for cash	2,272,727,273	45,454	46,994

As at 31 December 2006	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888

As at 31 December 2007	44,302,616,976	886,052	942,541

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for the grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted;

2.	the exercise price for such options is HK$1.19 per share; and

3.	the period during which an option may be exercised is as follows:

(a)	50% of the rights to exercise the options shall vest 18 months after the date of grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of grant.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

32.           SHARE CAPITAL (continued)

Share option schemes (continued)

2001 Share Option Scheme
On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted;

2.	the exercise price for such options price is HK$1.232 per share; and

3.	the period during which an option may be exercised is as follows:

(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of Hong Kong listed companies effective on 1 September 2001, no further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”).

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

On 24 February 2003, the Board approved to grant options in respect of 42,050,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

32.           SHARE CAPITAL (continued)

Share option schemes (continued)

2002 Share Option Scheme (continued)
The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

On 5 February 2004, the Board approved a grant of options in respect of 50,700,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

On 31 August 2005, the Board approved a grant of options in respect of 65,870,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 31 August 2005.

2005 Share Option Scheme
The Company undertook a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board proposed, and on 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the grant of such outstanding options.

Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

32.           SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme (continued)
According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant.

On 14 June 2006, the Board approved a grant of options in respect of 82,320,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 14 June 2006.

On 25 May 2007, the Board approved a grant of options in respect of 87,222,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$7.29 per share. The closing market price immediately before the date on which such options were granted was HK$7.43 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 25 May 2007.

32. SHARE CAPITAL (continued)

Share option schemes (continued)
During the year ended 31 December 2007, the movements in the options granted under all of the above share option schemes were as follows:

		Number of share options									Weighted average price of the Company’s shares
Name of category of grantee	At 1 January 2007	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2007	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Price of the Company’s shares Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Executive Directors
Fu Chengyu	1,750,000	–	–	–	–	1,750,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	–	–
	1,750,000	–	–	–	–	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,150,000	–	–	–	–	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	2,500,000	–	–	–	–	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	3,500,000	–	–	–	–	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	3,850,000	–	–	–	–	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	4,041,000	–	–	–	4,041,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
Zhou Shouwei	1,400,000	–	–	–	–	1,400,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	–	–
	1,750,000	–	–	–	–	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,750,000	–	–	–	–	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,750,000	–	–	–	–	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	2,450,000	–	–	–	–	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	2,700,000	–	–	–	–	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	2,835,000	–	–	–	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
Wu Guangqi	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	1,857,000	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
Yang Hua	1,150,000	–	–	–	–	1,150,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	–	–
	1,150,000	–	–	–	–	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,150,000	–	–	–	–	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	1,857,000	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–

32. SHARE CAPITAL (continued)

Share option schemes (continued)

		Number of share options									Weighted average price of the Company’s shares
Name of category of grantee	At 1 January 2007	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2007	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Price of the Company’s shares Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Non-executive Directors

Luo Han	1,400,000	–	–	–	–	1,400,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	–	–
	1,150,000	–	–	–	–	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,150,000	–	–	–	–	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	1,857,000	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
Cao Xinghe	800,000	–	–	–	–	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	1,857,000	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
Wu Zhenfang	800,000	–	–	–	–	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	1,857,000	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
Independent
Non-executive Directors

Chiu Sung Hong	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
Evert Henkes	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–

Other Employees

In aggregate	6,250,000	–	–	–	–	6,250,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	–	–
	19,650,000	–	–	(3,450,000)	–	16,200,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	22,333,300	–	–	(3,450,000)	–	18,883,300	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	29,733,267	–	–	(3,200,000)	–	26,533,267	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	45,183,333	–	–	(4,620,000)	–	40,563,333	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	65,920,000	–	–	(9,006,667)	–	56,913,333	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	–	71,061,000	–	(2,100,000)	–	68,961,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–

Total	242,399,900	87,222,000	–	(25,826,667)	–	303,795,233

*	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company’s share options is by stage and the details are disclosed above.

32. SHARE CAPITAL (continued)

Share option schemes (continued)
The fair value of the share options granted during the year was HK$148,277,400 (2006: HK$126,795,127) and the Group recognised equity-settled share option expenses of approximately RMB98,237,000 (2006: RMB75,768,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The following table lists the assumptions to the model used:

	2007	2006

Dividend yield	3.58%	2.00%
Expected volatility	30.80%	32.10%
Risk-free interest rate	4.25%	5.53%
Expected life of option	5 years	5 years
Weighted average share price	HK$7.29	HK$5.56

Details of the share options outstanding are as follows:

	2007		2006
	Number of	Weighted average	Number of	Weighted average
	Share options	exercise price	Share options	exercise price
		HK$		HK$

Outstanding at the
beginning of the year	242,399,900	4.13	169,063,300	3.45
Granted during the year	87,222,000	7.29	82,320,000	5.56
Forfeited during the year	(25,826,667)	4.37	(7,833,400)	4.60
Exercised during the year	–	–	(1,150,000)	3.15

Outstanding at end of year	303,795,233	5.02	242,399,900	4.13

Exercisable at the end of the year	154,143,233	3.53	113,013,133	2.73

No share options had been cancelled during the year ended 31 December 2007.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.69% of the Company’s shares in issue as at that date. The aggregate intrinsic value and the weighted average remaining contractual life of share options outstanding at the end of the year is RMB2,349,754,052 and 7.50 years respectively (2006: RMB791,478,699 and 7.76 years respectively). The aggregate intrinsic value and the weighted average remaining contractual life of share options exercisable at the end of the year is RMB1,407,312,303 and 6.12 years respectively (2006: RMB527,965,205 and 6.30 years respectively). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 303,795,233 additional ordinary shares of the Company and additional share capital of RMB5,689,356 and share premium of RMB1,421,132,027.

33.           RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund has reached 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under Hong Kong GAAP. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2007, the general reserve fund amounted to RMB10,000,000,000 (2006: RMB9,460,631,000), representing 50.0% (2006: 47.3%) of the total registered capital of CNOOC China Limited.

Included in retained earnings is an amount of approximately RMB1,774,109,000 (2006: RMB1,183,515,000), being the retained earnings attributable to associates.

The Company’s ability to distribute dividends will largely depend on the dividends it receives from its subsidiaries. The dividends distributable by the Company’s subsidiaries to the Company are determined in accordance with the relevant accounting principles required by the local authorities. As at 31 December 2007, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB56,774,492,000 (2006: RMB40,013,439,000).

33.           RESERVES (continued)

	Company
		Share
		premium
		account
	Issued	and capital	Cumulative
	share	redemption	translation	Other	Retained
	capital	reserve	reserve	reserves	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at 1 January 2006	876,635	20,766,048	(349,141)	204,167	7,762,096	29,259,805
Changes in fair value of
available-for-sale financial assets	–	–	–	(9,659)	–	(9,659)
Exchange realignment	–	–	(1,344,135)	–	–	(1,344,135)

Total income and expense for the
year recognised in equity	–	–	(1,344,135)	(9,659)	–	(1,353,794)
Profit for the year	–	–	–	–	16,056,043	16,056,043

Total income and expense for the year	–	–	(1,344,135)	(9,659)	16, 056,043	14,702,249
2005 final dividends	–	–	–	–	(4,479,620)	(4,479,620)
2006 interim dividends	–	–	–	–	(5,334,091)	(5,334,091)
Issue of shares	46,994	14,195,775	–	–	–	14,242,769
Exercise of share options	24	3,691	–	–	–	3,715
Equity-settled share option arrangements	–	–	–	75,768	–	75,768

Balances at 31 December 2006*	923,653	34,965,514	(1,693,276)	270,276	14,004,428	48,470,595

Balances at 1 January 2007	923,653	34,965,514	(1,693,276)	270,276	14,004,428	48,470,595
Changes in fair value of
available-for-sale financial assets	–	–	–	(31,210)	–	(31,210)
Exchange realignment	–	–	(4,585,971)	–	–	(4,585,971)

Total income and expenses for the year
recognised in equity	–	–	(4,585,971)	(31,210)	–	(4,617,181)
Profit for the year	–	–	–	–	48,650,801	48,650,801

Total income and expenses for the year	–	–	(4,585,971)	(31,210)	48,650,801	44,033,620
2006 final dividend	–	–	–	–	(5,976,221)	(5,976,221)
2007 interim dividend	–	–	–	–	(5,547,488)	(5,547,488)
Conversion from bonds	18,888	6,078,272	–	–	–	6,097,160
Exercise of share options	–	–	–	–	–	–
Equity-settled share option arrangements	–	–	–	98,237	–	98,237

Balances at 31 December 2007*	942,541	41,043,786	(6,279,247)	337,303	51,131,520	87,175,903
As at 31 December 2007, the distributable profits of the Company amounted to approximately RMB51,131,520,000 (2006: RMB14,004,428,000).

*	These reserve accounts comprise the Company’s reserves of approximately RMB86,233,362,000 (2006: RMB47,546,942,000) in the Company balance sheet.

34.           RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 10% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

35.           NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(i)           Reconciliation of profit before tax to cash generated from operations

	2007	2006
	RMB’000	RMB’000

Profit before tax	43,310,622	44,123,256

Adjustments for:
Interest income	(672,987)	(781,536)
Finance costs	1,953,698	1,799,370
Exchange gains, net	(1,855,969)	(308,382)
Share of profits of associates	(719,039)	(321,676)
Minority interest share of losses	(41,945)	–
Investment income	(902,378)	(613,028)
Provision for inventory obsolescence	4,651	2,004
Depreciation, depletion and amortisation	7,374,469	6,933,214
Loss on disposal and write-off of property, plant and equipment	55,755	408
Dismantlement	561,701	472,269
Amortisation of discount of long term guaranteed notes	78,090	32,760
Impairment losses related to property, plant and equipment	613,505	252,357
Equity-settled share option expenses	98,237	75,768

	49,858,410	51,666,784

Increase in accounts receivable	(1,768,887)	(160,089)
Increase in inventories and supplies	(640,185)	(493,857)
Decrease/(increase) in other current assets	809,700	(1,629,248)
Increase in amounts due from related companies	(958,945)	(241,250)
Increase/(decrease) in an amount due to the parent company	130,267	(31,521)
Increase in accounts payable,
other payables and accrued liabilities	4,760,476	1,552,855
Increase/(decrease) in other taxes payable	492,613	(177,165)
Increase in amounts due to related companies	358,153	415,337

Cash generated from operations	53,041,602	50,901,846

35.           NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(ii)           Major non-cash transaction
During the year, the convertible bonds were requested for conversion. The Group’s share capital and share premium increased by approximately RMB18,888,000 and RMB6,078,272,000 respectively.

36.           COMMITMENTS

(i)           Capital commitments
As at 31 December 2007, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2007	2006
	RMB’000	RMB’000

Contracted, but not provided for	8,655,830	11,857,620
Authorised, but not contracted for	24,498,130	30,029,132

As at 31 December 2007, the Group had unutilised banking facilities amounting to approximately RMB46,997,140,000 (2006: RMB47,040,884,000).

(ii)           Operating lease commitments

(a)	Office properties
The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at 31 December 2007, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2007	2006
	RMB’000	RMB’000

Commitments due:
Within one year	84,508	47,458
In the first to second years, inclusive	16,419	37,712
After the second but before the fifth years, inclusive	1,802	7,962

	102,729	93,132

(b)	Plant and equipment
The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at 31 December 2007, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2007	2006
	RMB’000	RMB’000

Commitments due:
Within one year	391,384	299,619
In the first to second years, inclusive	363,327	299,619
After the second but before the fifth years, inclusive	849,404	882,329
After five years	262,816	–

	1,866,931	1,481,567

36.           COMMITMENTS (continued)

(iii)           Contingent liabilities
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006. The OML130 project is still in the exploration and development phase.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement in the tax filings made for the OML130 Transaction. The final tax audit results might affect the acquisition cost of the Company for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses and/or adjustment to the acquisition cost of OML 130 which might arise as a result of the dispute.

37.           FINANCIAL INSTRUMENTS

(a)           Currency swap contract
The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest rate stipulated in the swap contract for the United States dollars was the floating LIBOR rate. The Japanese Yen loans were fully paid and the currency swap contract had expired as at 31 December 2007.

(b)           Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, current available-for-sale investments, accounts receivable, other current assets, accounts payable, other payables and balances with related companies approximated to their fair values at the balance sheet date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans based on current market interest rates was approximately RMB3,175,413,000 as at 31 December 2007 (2006: RMB2,450,147,000), which was the present value of the loans’ future cash flows discounted by the interest rates as at 31 December 2007. The fair value of the floating interest rate loan equalled to the carrying amount as at 31 December 2007.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB11,932,142,000 as at 31 December 2007 (2006: RMB17,735,947,000), which was calculated based on the market price as at 31 December 2007.

37.           FINANCIAL INSTRUMENTS (continued)

(c)           Financial instruments by category
The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Financial assets (Group)
2007

			Available-
	Held-to-		for-sale
	maturity	Loans and	financial
	investments	receivables	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Available-for-sale financial assets	–	–	8,506,680	8,506,680
Accounts receivable	–	7,129,848	–	7,129,848
Due from related companies	–	3,299,392	–	3,299,392
Held-to-maturity financial asset	3,000,000	–	–	3,000,000
Financial assets included in other
current assets	–	1,606,462	–	1,606,462
Time deposits with maturity
over three months	–	7,200,000	–	7,200,000
Cash and cash equivalents	–	23,356,569	–	23,356,569

	3,000,000	42,592,271	8,506,680	54,098,951

Financial liabilities (Group)
2007
				Financial
				liabilities
				at amortised
				cost
				RMB’000

Accounts payable				5,051,420
Financial liabilities included in other payables and accrued liabilities				4,316,003
Due to the parent company				587,228
Due to related companies				1,533,424
Interest-bearing bank and other borrowings				3,208,753
Long term guaranteed notes				8,325,519

				23,022,347

37.           FINANCIAL INSTRUMENTS (continued)

(c)           Financial instruments by category (continued)
The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows (continued):

Financial assets (Group)
2006

		Available-
		for-sale
	Loans and	financial
	receivables	assets	Total
	RMB’000	RMB’000	RMB’000

Available-for-sale financial assets	–	13,407,058	13,407,058
Accounts receivable	5,437,873	–	5,437,873
Due from related companies	2,340,447	–	2,340,447
Financial assets included in other current assets	2,358,070	–	2,358,070
Time deposits with maturity over
three months	9,232,797	–	9,232,797
Cash and cash equivalents	14,364,055	–	14,364,055

	33,733,242	13,407,058	47,140,300

Financial liabilities (Group)
2006

	Financial liabilities
	at fair Value
	through profit or
	loss – designated	Financial
	as such upon	liabilities at
	initial recognition	amortised cost	Total
	RMB’000	RMB’000	RMB’000

Accounts payable	–	4,145,977	4,145,977
Financial liabilities included
in other payables and accrued liabilities	–	1,758,935	1,758,935
Due to the parent company	–	456,961	456,961
Due to related companies	–	1,175,271	1,175,271
Interest-bearing bank and other borrowings	–	2,455,988	2,455,988
Derivative financial instruments	2,988,387	–	2,988,387
Long term guaranteed notes	–	14,897,454	14,897,454

	2,988,387	24,890,586	27,878,973

37.           FINANCIAL INSTRUMENTS (continued)

(c)           Financial instruments by category (continued)
The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows (continued):

Financial assets (Company)
	2007			2006

		Available-			Available-
		for-sale			for-sale
	Loans and	financial		Loans and	financial
	receivables	assets	Total	receivables	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Loans to a subsidiary	3,652,381	–	3,652,381	3,918,213	–	3,918,213
Financial assets included in
other current assets	31,769	–	31,769	51,861	–	51,861
Due from subsidiaries	89,763,587	–	89,763,587	42,074,828	–	42,074,828
Available-for-sale financial
assets	–	211,902	211,902	–	6,040,507	6,040,507
Cash and cash equivalents	124,808	–	124,808	3,970,804	–	3,970,804

	93,572,545	211,902	93,784,447	50,015,706	6,040,507	56,056,213

Financial liabilities (Company)

					2007	2006
					Financial liabilities	Financial liabilities
					at amortised cost	at amortised cost
					RMB’000	RMB’000

Financial liabilities included in other
payables and accrued liabilities					7,518	8,036
Due to subsidiaries					14,334,170	15,339,207

					14,341,688	15,347,243

38.           CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the gross sales to these customers are as follows:

	2007	2006
	RMB’000	RMB’000

China Petroleum & Chemical Corporation	36,681,065	30,977,233
PetroChina Company Limited	12,116,807	8,881,328
Panjin Northern Asphalt Company Limited	2,179,059	1,900,170
Arcadia Petroleum Limited	1,286,727	1,906,631
Castle Peak Power Company Limited	1,050,024	1,137,371

China Petroleum & Chemical Corporation and PetroChina Company Limited, which are customers in both the independent operations segment and the production sharing contracts segment, account for 47% and 15% of the Group’s consolidated revenue respectively.

39.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments, other than derivatives, comprise bank loans, convertible bonds, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

(i)            Credit risk
The carrying amount of the Group’s cash and cash equivalents, time deposits, liquidity funds and bond investments, accounts receivable and other receivables, and amounts due from related parties and other current assets except for prepayments represents the Group’s maximum exposure to credit risk in relation to its financial assets.

The majority of the Group’s accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on accounts receivable. The Group made impairment on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the balance sheet date, the Group has certain concentrations of credit risk as 52% (2006: 31%) and 83% (2006: 56%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)            Oil and gas price risk
As our oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a large impact on us. Unstable and high volatility of international oil prices will have a significant effect on our net sales and net profits.

(iii)            Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollar (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From that day to 28 December 2007 (the last working day in 2007), Renminbi has appreciated by approximately 13.31% against US dollars.

39.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)           Currency risk (continued)
The management has assessed the Group’s exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at 31 December 2006 and 2007. Based on management’s assessment, a reasonably possible change in foreign exchange rate of US dollar of 5 percent is used, and assuming that had the change in foreign currency rates had occurred at 31 December, the exposures of the Group’s results of operations, monetary assets and liabilities and investment in its foreign subsidiaries were less than 0.10% of the profit of the year.

The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since approximately 96% of the Group’s debts are also denominated in US dollars.

(iv)           Interest rate risk
As of the end of 2007, the interest rates for 78% of the Group’s debts were fixed. The term of the weighted average balance was approximately 8.5 years. The fixed interest rate can reduce the volatility of financial cost and is considered to be favorable under the environment of rising interest rate hike.

(v)           Business risk
The major operations of the Group are conducted in the PRC, Indonesia, Africa and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)           Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants, to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

(vii)           Capital management
The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes during the years end 31 December 2007 and 31 December 2006.

The Group monitors capital on the basis of the debt to capitalisation ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to equity holders plus interest bearing debts).

	2007	2006
	RMB’000	RMB’000

Interest-bearing loans and borrowings	3,208,753	2,455,988
Long term guaranteed notes	8,325,519	17,885,841

Interest-bearing debts	11,534,272	20,341,829

Equity attributable to equity holders	134,314,738	107,771,928

Total capital	145,849,010	128,113,757

Gearing ratio	7.9%	15.9%

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”)

(a)           Impairment of long-lived assets
Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of a property. The fair value of the property is estimated by the Group using the present value of future cash flows. The impairment is determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2007, an impairment of approximately RMB613,505,000 related to an aged oil field was recognised under both Hong Kong GAAP and US GAAP. For the year ended 31 December 2006, an impairment of approximately RMB252,357,000 was recognised under Hong Kong GAAP and no impairment was recognised under US GAAP. As a result, additional depreciation of approximately RMB34,080,000 was recognised under US GAAP.

(b)           Accounting for convertible bonds
With effect from 1 January 2005, under HKAS 32 Financial Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences are charged/credited to the consolidated income statement. However, with the renunciation of the cash settlement option in relation to the Group’s convertible bonds on 27 July 2007, under Hong Kong GAAP, the derivative component is  transferred to equity. As such, no further mark-to-market of the derivative component is required going forward. There was no impact on the debt component, which has been stated at amortised cost.

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

(b)           Accounting for convertible bonds (continued)
Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. According to SFAS No. 133 Implementation Issue No. C8, the renunciation of the cash settlement options does not cause the derivative component to be reclassified to an equity component, therefore the derivative component is still marked to market at each balance sheet date and the differences will be charged/credited to the consolidated income statement. The debt component is stated at amortised cost.

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent that the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and are accounted for in accordance with SFAS No. 133. The Company bifurcated its embedded derivatives at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivatives, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No. 133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No. 133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met:

(i)	the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(ii)	the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and

(iii)	a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No. 133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No. 133:

(i)	The bondholders’ right to convert the convertible bonds into the Company’s shares at specific price;

(ii)
Prior to the renunciation of cash settlement option, upon exercise of the conversion right by the bondholders of the convertible bonds, the Company has the option to settle the exercise of the conversion right in cash; and

(iii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s share denominated into Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

(c)           Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes, the future development cost and provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(d)           Segment reporting
The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(e)           Income tax
The Group completed the acquisition of certain oil and gas interests in Nigeria in 2006. The oil and gas properties are still under exploration and development stage.

According to HKAS 12 “Income Taxes”, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations”. Accordingly, both the property, plant and equipment and deferred tax liabilities related to OML130 are increased by RMB16,014,569,000 under US GAAP. The difference in accounting treatment has had no impact on the net equity reported under US GAAP.

(f)           Provision for dismantlement
Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int 1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to the discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasuring the liability for changes in the discount rate. There were no differences between the amounts under Hong Kong GAAP and US GAAP for the periods presented.

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

(g)           Income tax rates
Under Hong Kong GAAP, HKAS 12 required the application of tax rates that have been enacted or substantively enacted by the balance sheet date.

Under US GAAP, SFAS No. 109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

There were no differences in the tax rates used for both Hong Kong GAAP and US GAAP for the periods presented.

(h)           Accounting for uncertainty in income taxes
Under US GAAP, FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognised in the financial statements. It provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 by the Company on 1 January 2007 had no significant impact on its financial position and result of operations.

However, under HK GAAP, there are no established standards specifically dealing with accounting for uncertainty in income taxes except for HKAS 37 Provisions, Contingent Liabilities and Contingent Assets that applies to all contingencies.

(i)           Effects on net profit and equity
The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

	Net profit
	2007	2006
	RMB’000	RMB’000

As reported under Hong Kong GAAP	31,258,299	30,926,943

Impact of US GAAP adjustments:
– Fair value losses on embedded derivative component of
convertible bonds	(2,975,664)	–
– Reversal of impairment losses related to property, plant and
equipment	–	252,357
– Deferred income tax related to impairment losses on property,
plant and equipment	–	(75,708)
– Depreciation of property, plant and equipment due to reversal
of impairment losses	(34,080)	–
– Deferred income tax related to depreciation of property,
plant and equipment	8,520	–

Net profit under US GAAP	28,257,075	31,103,592

Net profit per share under US GAAP
– Basic	RMB0.65	RMB0.73
– Diluted	RMB0.65	RMB0.73

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

(i)            Effects on net profit and equity (continued)

	Net equity
	2007	2006
	RMB’000	RMB’000

As reported under Hong Kong GAAP	134,314,738	107,771,928

Impact of US GAAP adjustments:
– Reversal of derivative component of convertible
bonds reclassified to equity	(4,471,324)	–
– Addition of share premium related to conversion of bonds	4,076,738	–
– Fair value losses on embedded derivative component of
convertible bonds	(2,975,664)	–
– Reversal of impairment losses
related to property, plant and equipment	252,357	252,357
– Deferred income tax related to impairment losses on property,
plant and equipment	(75,708)	(75,708)
– Depreciation of property, plant and equipment due to reversal
of impairment losses	(34,080)	–
– Deferred income tax related to depreciation of property,
plant and equipment	8,520	–
– Reversal of additional accumulated
depreciation, depletion and amortisation
arising from the revaluation surplus on land and buildings	44,207	44,207

As reported under US GAAP	131,139,784	107,992,784

(j) Comprehensive income
According to SFAS No. 130, “Reporting comprehensive income”, the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2007	2006
	RMB’000	RMB’000

Net income under US GAAP	28,257,075	31,103,592
Other comprehensive income:
Foreign currency translation adjustments	(3,861,917)	(1,257,594)
Unrealised gains on available-for-sale investments	63,426	60,010
Less: Reclassification adjustment for gains included in net income	(60,010)	(69,069)

Comprehensive income under US GAAP	24,398,574	29,836,939

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

(j)            Comprehensive income (continued)
The movement of accumulated other comprehensive income components is as follows:

		Unrealised
	Foreign	gains on	Accumulated
	currency	available	other
	translation	-for-sale	comprehensive
	adjustments	investments	income
	RMB’000	RMB’000	RMB’000

Balance at 31 December 2005	(512,943)	69,069	(443,874)
Reversal of current year’s realised gains	–	(69,069)	(69,069)
Current year’s change	(1,257,594)	60,010	(1,197,584)

Balance at 31 December 2006	(1,770,537)	60,010	(1,710,527)
Reversal of current year’s realised gains	–	(60,010)	(60,010)
Current year’s change	(3,861,917)	63,426	(3,798,491)

Balance at 31 December 2007	(5,632,454)	63,426	(5,569,028)

(k)            Additional disclosure under FSP FAS 19-1

The Group adopted FASB Staff Position FAS19-1, “Accounting for Suspended Well Costs”. Upon adoption of the FSP, the Group evaluated all existing capitalised exploratory well costs under the provisions of the FSP. The following table reflects the net changes in capitalised exploratory well costs during 2006 and 2007, and does not include amounts that were capitalised and subsequently expensed in the same period.

	2007	2006
	RMB’000	RMB’000

Beginning of the year	879,189	281,573
Additions to capitalised exploratory well costs
pending the determination of proved reserves	1,592,302	803,184
Reclassifications to oil and gas properties based on the determination
of proved reserve	(36,027)	(182,582)
Capitalised exploratory well costs charged to expense	(385,609)	(7,976)
Exchange realignment	(55,913)	(15,010)

End of the year	1,993,942	879,189

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

(k)           Additional disclosure under FSP FAS 19-1 (continued)

Aging of capitalised exploratory well costs and the number of projects for which exploratory well costs have been capitalised for a period greater than one year as follows:

	2007	2006
	RMB’000	RMB’000

Capitalised exploratory well costs that have been capitalised
for a period for one year or less	1,549,223	834,333
Capitalised exploratory well costs that have been capitalised
for a period greater than one year	444,719	44,856

End of the year	1,993,942	879,189

Number of projects for which exploratory well costs have been
capitalised for a period greater than one year	4	1

The RMB444,719,000 of suspended well costs capitalised for a period greater than one year as at 31 December 2007 represents six exploratory wells in four projects. RMB48,162,000 is related to wells drilled in 2005 and 2006 for two projects that had drilling activities under way that were firmly planned for the near future, and RMB396,557,000 is related to wells drilled in 2005 and 2006 for two projects, for which additional drilling was not deemed necessary, because the presence of hydrocarbons had already been established, and other activities were in process to enable a future decision on project development.

41.           CHARGE OF ASSETS

CNOOC NWS Private Limited is a wholly-owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

42.           SUBSEQUENT EVENTS

The Company and certain of its subsidiaries were the named defendants (the “Defendants”) in a case brought by a subsidiary of Talisman Energy Inc. (the “Plaintiff”) which is a partner of a joint operating agreement (the “JOA”) relating to the Southeast Sumatra production sharing contract working area in Indonesia. The Plaintiff was claiming rights under the JOA to demand an interest in the Tangguh LNG Project. The Defendants have fully settled the litigation with the Plaintiff and Talisman Energy Inc. by reaching an agreement to sell to Talisman Energy Inc. a 3.05691% working interest in the Tangguh LNG Project for a consideration of US$212.5 million. The transaction was completed through the equity transfer of an indirect subsidiary of the Company and became effective on 1 January 2008 (Hong Kong time). The Company through its subsidiary continues to hold a 13.89997% working interest in the Tangguh LNG Project after the sale.

Accordingly, the related property, plant and equipment are classified as a non-current asset classified as held for sale and the related long term bank loan is classified as liabilities directly associated with non-current asset classified as held for sale as at 31 December 2007.

43.           COMPARATIVE AMOUNTS

Certain comparative amounts have been adjusted to conform with the current year’s presentation. Due to the adoption of the new and revised HKFRSs during the current year, certain comparative amounts were disclosed for the first time in 2007.

44.           APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board on 27 March 2008.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2007
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities”. The disclosures are categorised by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar, Morocco and Nigeria etc., are combined in the following disclosures as “Others”, among which all the other projects are still in joint study, exploration or development stage except that the North West Shelf Project in Australia is in production stage.

(a)           Reserve Quantity Information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia and Nigeria; and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

31 December 2004	1,350	4,282	101	321	–	–	1,451	4,603
Purchase of reserves	–	–	–	–	25	603	25	603
Discoveries and extensions	133	314	–	17	–	–	133	331
Production	(121)	(101)	(9)	(34)	–	–	(130)	(135)
Revisions of prior estimates	(7)	–	(19)	(7)	–	–	(26)	(7)

31 December 2005	1,355	4,495	73	297	25	603	1,453	5,395
Purchase of reserves	–	–	2 *	694 *	41	–	43	694
Discoveries and extensions	132	109	–	11	–	–	132	120
Production	(127)	(130)	(8)	(39)	(1)	(10)	(136)	(179)
Revisions of prior estimates	(18)	95	12	22	–	58	(6)	175

31 December 2006	1,342	4,569	79	985	65	651	1,486	6,205
Purchase of reserves	–	–	–	–	–	–	–	–
Discoveries and extensions	136	158	–	–	36	94	172	252
Production	(125)	(129)	(7)	(44)	(2)	(35)	(134)	(208)
Revisions of prior estimates	52	(171)	(17)	68	2	50	37	(53)

31 December 2007	1,405	4,427	55 **	1,009 **	101	760	1,561	6,196

*
The acquisition of the Tangguh LNG Project was completed in 2004. No proved reserves have been included until 2006 when the related sales contracts were signed and the necessary criteria of proved reserves were fulfilled.

**
Included in the proved reserves of 0.4 mmbls of oil and 137 bcf of natural gas represent the interest of 3.05691% working interest in the Tangguh LNG Project which was sold to Tailisman Energy Inc. after year end.

(a)           Reserve Quantity Information (continued)
Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

31 December 2005	3	36	–	–	–	–	3	36
31 December 2006	2	26	–	–	–	–	2	26
31 December 2007	3	27	–	–	–	–	3	27

Proved developed reserves:

	PRC		Indonesia		Others		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

31 December 2005	642	2,072	63	155	14	378	719	2,605
31 December 2006	632	1,901	67	174	15	421	714	2,496
31 December 2007	620	1,563	50	194	16	436	686	2,193
(b)           Results Of Operations

	2005				2006				2007
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	48,778,934	4,638,735	–	53,417,669	62,224,126	5,138,396	465,431	67,827,953	66,076,736	5,175,327	1,784,843	73,036,906
Operating expenses	(4,507,915)	(1,426,683)	–	(5,934,598)	(5,139,130)	(1,751,675)	(108,379)	(6,999,184)	(5,683,754)	(1,978,596)	(377,253)	(8,039,603)
Production taxes	(2,596,543)	–	–	(2,596,543)	(3,315,661)	–	–	(3,315,661)	(3,497,440)	–	–	(3,497,440)
Exploration	(1,169,067)	(77,842)	(46,779)	(1,293,688)	(1,304,917)	(104,608)	(295,550)	(1,705,075)	(1,957,357)	(130,279)	(1,344,783)	(3,432,419)
Accretion expense	(198,945)	–	–	(198,945)	(250,922)	–	–	(250,922)	(305,758)	–	–	(305,758)
Depreciation, depletion
and amortisation
(including dismantlement)	(5,360,745)	(856,775)	–	(6,217,520)	(6,345,167)	(986,988)	(73,328)	(7,405,483)	(6,720,809)	(1,018,881)	(196,481)	(7,936,171)

	34,945,719	2,277,435	(46,779)	37,176,375	45,868,329	2,295,125	(11,826)	48,151,628	47,911,618	2,047,571	(133,674)	49,825,515

Income tax expenses	(10,483,716)	(995,885)	–	(11,479,601)	(13,760,499)	(989,773)	(85,191)	(14,835,463)	(14,373,486)	(883,015)	(350,352)	(15,606,853)

Result of operations	24,462,003	1,281,550	(46,779)	25,696,774	32,107,830	1,305,352	(97,017)	33,316,165	33,538,132	1,164,556	(484,026)	34,218,662

Enterprise’s share of equity
method investee’s results of
operations for
producing activities	260,496	–	–	260,496	247,797	–	–	247,797	195,875	–	–	195,875

(c)           Capitalised Costs

	2005				2006				2007
	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas
Properties	85,960,339	11,241,345	3,129,662	100,331,346	102,687,282	19,528,600	9,857,637	132,073,519	120,642,419	19,635,135	26,734,330	167,011,884
Unproved oil and gas
Properties	267,432	5,529,450	–	5,796,882	212,913	63,402	33,527,905	33,804,220	1,080,870	60,606	19,410,862	20,552,338
Accumulated depreciation,
depletion and
amortization	(35,875,926)	(3,850,293)	–	(39,726,219)	(42,066,757)	(4,691,090)	(45,793)	(46,803,640)	(47,902,346)	(5,951,246)	(154,511)	(54,008,103)

Net capitalised costs	50,351,845	12,920,502	3,129,662	66,402,009	60,833,438	14,900,912	43,339,749	119,074,099	73,820,943	13,744,495	45,990,681	133,556,119

Enterprise’s share of
equity method
investee’s net
capitalised costs	412,109	–	–	412,109	499,903	–	–	499,903	509,187	–	–	509,187

(d)           Costs Incurred

	2005				2006				2007
	PRC	Indonesia	Others**	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs
– Proved	–	–	3,864,342	3,864,342	–	–	6,374,981	6,374,981
– Unproved	–	–	681,943	681,943	–	–	30,856,923	30,856,923
Exploration costs	1,878,931	111,219	46,779	2,036,929	2,214,202	152,654	912,325	3,279,181	3,956,784	362,495	1,787,799	6,107,078
Development costs*	14,423,266	2,328,200	–	16,751,466	15,763,138	3,336,760	3,625,336	22,725,234	17,912,945	2,559,692	6,102,474	26,575,111

Total costs incurred	16,302,197	2,439,419	4,593,064	23,334,680	17,977,340	3,489,414	41,769,565	63,236,319	21,869,729	2,922,187	7,890,273	32,682,189

Enterprise’s share of
equity method
investee’s costs of
property acquisition,
exploration, and
development	20,854	–	–	20,854	235,816	–	–	235,816	161,549	–	–	161,549

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

**
The amounts include prepayments made in 2004 for the NWS Project of approximately RMB4,693,809,000 and a tax refund of approximately RMB152,993,000 related to the acquisition of the NWS Project received in 2005.

(e)           Standardised Measure of Discounted Future Net Cash Flows and Changes Therein
In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$86 as at 31 December 2007 (2006: US$51; 2005; US$48). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

		2005				2006				2007
		PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total	PRC	Indonesia	Others	Total
	Notes	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	658,890,903	40,919,470	21,855,452	721,665,825	652,466,884	60,388,183	45,074,262	757,929,329	995,962,772	67,457,543	88,529,648	1,151,949,963
Future production
Costs		(155,478,507)	(19,370,535)	(3,742,250)	(178,591,292)	(179,879,722)	(25,320,990)	(6,063,979)	(211,264,691)	(341,660,401)	(25,434,120)	(17,669,682)	(384,764,203)
Future development
Costs	(2)	(69,631,972)	(7,481,211)	(4,497,517)	(81,610,700)	(72,962,533)	(10,238,119)	(7,728,167)	(90,928,819)	(85,414,711)	(10,640,713)	(15,636,029)	(111,691,453)
Future income taxes		(118,764,845)	(5,678,110)	(2,759,755)	(127,202,710)	(106,075,580)	(8,637,768)	(6,696,189)	(121,409,537)	(128,253,725)	(11,005,945)	(13,731,732)	(152,991,402)

Future net cash flows	(3)	315,015,579	8,389,614	10,855,930	334,261,123	293,549,049	16,191,306	24,585,927	334,326,282	440,633,935	20,376,765	41,492,205	502,502,905
10% discount factor		(127,977,962)	(2,494,083)	(5,472,748)	(135,944,793)	(118,607,628)	(7,802,067)	(11,302,262)	(137,711,957)	(160,975,012)	(9,217,306)	(18,384,252)	(188,576,570)

Standardised measure		187,037,617	5,895,531	5,383,182	198,316,330	174,941,421	8,389,239	13,283,665	196,614,325	279,658,923	11,159,459	23,107,953	313,926,335

Enterprise’s share of equity method investee’s standardised measure of discounted future net cash flows		1,605,386	–	–	1,605,386	883,476	–	–	883,476	1,271,780	–	–	1,271,780

(e)           Standardised Measure of Discounted Future Net Cash Flows and Changes Therein (continued)

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus (a) its participating interest in the properties in Australia and Nigeria, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000

Standardised measure, beginning of year	124,411,601	198,316,330	196,614,325
Sales of production, net of royalties and production costs	(44,886,528)	(57,513,108)	(61,560,825)
Net change in prices, net of royalties and production costs	99,253,723	8,603,374	147,976,255
Extensions discoveries and improved recovery,
net of related future costs	26,648,779	20,226,150	44,896,861
Change in estimated future development costs	(18,559,873)	(19,719,116)	(32,127,867)
Development costs incurred during the year	15,592,789	20,333,024	24,858,355
Revisions in quantity estimates	(3,061,393)	1,903,268	4,893,538
Accretion of discount	16,996,168	26,111,261	25,061,537
Net change in income taxes	(29,168,139)	958,885	(28,376,275)
Purchase of properties	8,981,882	19,031,535	–
Changes in timing and other	2,107,321	(21,637,278)	(8,309,570)

Standardised measure, end of year	198,316,330	196,614,325	313,926,334

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 29 May 2008, at 3:00 p.m. at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2007.

2.	To declare a final dividend for the year ended 31 December 2007.

3.	To re-elect retiring Directors, elect a new Director and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected and elected are as follows:

Fu Chengyu

Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, in 1982 and was the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1995, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Fu is the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 18,541,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$3,120,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Fu were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Zhou Shouwei

Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC.

Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,635,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$2,236,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Zhou were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Yang Hua

Born in 1961, Mr. Yang is a senior engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company in December 2005. He also serves as the Assistant President of CNOOC and the Director of CNOOC Finance Corporation Limited, and the Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Yang Hua does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 9,837,000 share options in the Company, Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$1,612,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Yang were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Lawrence J. Lau

Professor Lawrence J. Lau has been serving as Vice-Chancellor (President) of The Chinese University of Hong Kong since 1 July 2004. Born in 1944, Professor Lau graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. Professor Lau was awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999, and was conferred the degrees of Doctor, honoris causa, by Soka University and Doctor of Laws, honoris causa, by Waseda University in 2007. Professor Lau has been rendering academic and professional services to a large number of institutions. He is an Honorary Research Fellow of the Shanghai Academy of Social Sciences, and an Honorary Professor of the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Remin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. Professor Lau is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference. Professor Lau also serves as a member of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in July 2007. He also serves on the Boards of Directors of the Hong Kong Science and Technology Parks Corporation and the US-based Achievo Corporation, as well as those of the Far EasTone Telecommunications Co. Ltd. as an independent director and the Shin Kong Financial Holding Corporation as an independent supervisor, the latter two being companies listed in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Professor Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Professor Lau has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Professor Lau. Professor Lau’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. Professor Lau waived his emoluments for the year ended 31 December 2007. The emolument of Professor Lau was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Professor Lau is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Wang Tao

Mr. Wang Tao was born in 1931. From 1954 to 1963, Mr. Wang studied at Moscow Institute of Oil in former Soviet Union and majored in Geological Mineralogy where he obtained his Deputy Doctoral degree. Mr. Wang is the Chairman of Chinese National Committee for World Petroleum Council, the Vice-chairman of Chinese-Arab Friendship Association and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as the adjunct professor and/or doctoral advisor in several institutes such as China University of Petroleum. Mr. Wang has been working in oil and gas sector for more than fifty years.

As of September 1963 he served the post of the Chief Geologist in Beijing Research Institute of Petroleum Science; as of May 1965 the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office; as of March 1970 the Secretary, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau; as of November 1979 the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in Command Office of South China Sea Oil Exploration; as of June 1983 the General Manger of CNOOC Nanhai East Corporation; as of June 1985 the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry and as of May 1988 the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress, the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Executive Director of Sino Union Petroleum & Chemical International Limited which is listed in Hong Kong.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments in 2008 are expected to comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emoluments of Mr. Wang will be determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited
Kang Xin
Company Secretary

Hong Kong, 11 April 2008

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

 Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	For the sake of good corporate governance practice, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the annual general meeting.

9.
The register of members of the Company will be closed from 22 May 2008 (Thursday) to 29 May 2008 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 21 May 2008 (Wednesday).

Glossary
API gravity
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.
Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.
Upstream business
Oil and gas exploration, development, production and sales
FPSO
Floating, Production, Storage and Offloading
LNG
Liquefied Natural Gas
Net reserve additions
Total additions of reserves plus or minus reserves revisions
OGP
International Association of Oil & Gas Producers
Proved Reserves
Estimates of oil, gas and NGL quantities
thought to be recoverable from known reservoirs under
existing economic and operating conditions.
PSC
Production sharing contract
Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year
Wildcat
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries
Volume Acronyms
Bbls
Barrels
Bcf
Billion cubic feet
BOE
Barrels-of-oil-equivalent
Mbbls
Thousand barrels
Mboe
Thousand barrels of equivalent
Mcf
Thousand cubic feet
Mboe
Million barrels-of-oil equivalent
Mmbbls
Million barrels
Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Company Information

Board of Directors:
Executive Directors

Fu Chengyu	Chairman & CEO
Zhou Shouwei	President
Wu Guangqi	Compliance Officer
Yang Hua	Executive Vice President & CFO
Non-executive Directors
Luo Han
Cao Xinghe
Wu Zhenfang
Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Evert Henkes
Lawrence J. Lau
Tse Hau Yin, Aloysius
Company Secretary
Kang Xin
Audit Committee
Tse Hau Yin, Aloysius	(Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau
Nomination Committee
Luo Han	(Chairman)
Edgar W. K. Cheng
Lawrence J. Lau
Remuneration Committee
Chiu Sung Hong	(Chairman)
Evert Henkes
Tse Hau Yin, Aloysius
Cao Xinghe
Other Members of the Senior Management
Liu Jian	Executive Vice President
Zhu Weilin	Executive Vice President
Chen Wei	Senior Vice President
Zhang Guohua	Senior Vice President
Chen Bi	Vice President
Zhu Mingcai	Vice President
Fang Zhi	Vice President
Department Management
Zhu Weilin	General Manager,
Exploration Department
Qiu Zongjie	General Manager,
Development & Production Department
Jin Xiaojian	General Manager,
Engineering & Project Department
Li Feilong	Financial Controller,
Controllers Department & Qualified Accountant
Zhao Liguo	General Manager, Legal Department
Song Lisong	General Manager,
Health, Safety & Environmental Department
Wang Zhong’an	General Manager,
Strategic Development & Planning Department
Chen Hezhi	General Manager,
Human Resources Department
Sun Dalu	General Manager, Marketing Department
Huang Xiaofeng	General Manager, Treasury Department
Xiao Zongwei	General Manager, Investor Relations Department
Zhu Mingcai	General Manager, International Affairs Department
Chen Wei	General Manager,
Science and Technology Development
Pang Jian	General Manager,
Audit and Supervision Department

Branch Offices & Subsidiaries Management
Chen Bi	General Manager,
CNOOC China Limited, Tianjin Branch
Xie Yuhong	General Manager,
CNOOC China Limited, Zhanjiang Branch
Li Fanrong	General Manager,
CNOOC China Limited, Shenzhen Branch
Zhang Guohua	General Manager,
CNOOC China Limited, Shanghai Branch
Chen Wei	Director,
CNOOC China Limited Research Center
Zhu Mingcai	President,
CNOOC International Limited
Fang Zhi	Director & President,
CNOOC Southeast Asia Limited
Sun Dalu	General Manager, China Offshore Oil
(Singapore) International Pte. Ltd.

Principal Bankers:
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank
Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong
ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America
Symbol and stock code:
NYSE: CEO
HKSE: 0883
Investor Relations:
Tel: (8610) 8452 1417
Fax: (8610) 8452 1441
E-mail: caoyan@cnooc.com.cn
Media/Public Relations:
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: dingjch@cnooc.com.cn
Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322
Beijing Office:
CNOOC Tower, No.25 Chaoyangmen Beidajie,
Beijing, 100027, China
Zip Code: 100010
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com